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As filed with the Securities and Exchange Commission on January 9, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GRAYMARK PRODUCTIONS, INC.
(Name of small business issuer in its charter)

OKLAHOMA (State or other jurisdiction of incorporation or organization)	7812 (Primary Standard Industrial Classification Code Number)	20-0180812 (I.R.S. Employer Identification No.)
101 North Robinson, Suite 920 Oklahoma City, Oklahoma 73102 Telephone: (405) 601-5300	Gray Frederickson Chief Executive Officer GrayMark Productions, Inc. 101 North Robinson, Suite 920 Oklahoma City, Oklahoma 73102 Telephone: (405) 601-5300
(Address and telephone number, including area code, of registrant's principal executive offices)	(Name, address and telephone number, of agent for service)

Copies To:
Michael E. Dunn, Esq. Dunn Swan & Cunningham 2800 Oklahoma Tower 210 Park Avenue Oklahoma City, Oklahoma 73102-5604 Telephone Number: (405) 945-0040 Facsimile Number: (405) 235-9605

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock Shares	3,338,425	$1.00	$3,338,425	$271

Redeemable Warrants	2,955,000	$—	$—	$—

Common Stock Shares Underlying Redeemable Warrants(2)	2,955,000	$3.50	$10,342,500	$837

Common Stock Shares Underlying Placement Agent Warrants(2)	443,250	$1.10	$487,575	$40

Common Stock Shares Underlying Stock Options(2)	100,000	$1.25	$125,000	$10

Total			$14,293,500	$1,158

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).
(2)
Pursuant to Rule 416, includes such indeterminate number of additional securities as may be required for issuance on exercise of warrants and stock options as a result of adjustment in the number of securities issuable on such exercise by reason of anti-dilution provisions of such warrants and stock options.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

6,836,675 SHARES OF COMMON STOCK

2,955,000 REDEEMABLE WARRANTS

GrayMark Productions, Inc.
101 North Robinson, Suite 920
Oklahoma City, Oklahoma 73102
Telephone: (405) 601-5300

        The shareholders and warrant holders listed on page 28 are offering 3,338,425 shares of common stock and 2,955,000 redeemable warrants and 3,498,250 shares of common stock that may be acquired pursuant to exercise of the redeemable warrants, placement agent warrants and stock options. These shares of common stock and redeemable warrants may be, but do not have to be, sold by the selling shareholders and warrant holders. No public market exists for the common stock and redeemable warrants. The offering price of the common stock and redeemable warrants may not reflect the market price after the offering.

This investment involves a high degree of risk. You should only purchase common stock shares or redeemable warrants if you can afford a complete loss. Before investing, you should carefully read this prospectus and any supplement, paying particular attention to the "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Exercise price of the common stock underlying redeemable warrants(1)	$2.00	$5,910,000
Underwriting discounts and commissions	$0.20	$591,000
Proceeds to GrayMark Productions, Inc.	$1.80	$5,319,000

(1)
The purchase or exercise price of the common stock underlying the redeemable warrants will increase to $3.50 after the common stock has traded on the OTC Bulletin Board for 18 consecutive months. After giving effect to the increase in the exercise price, the total exercise price, underwriting discounts and commissions, and proceeds to GrayMark Productions, Inc. will increase to $10,342,500, $1,034,250 and $9,308,250, respectively.

The date of this Prospectus is [                        ], 2004

PROSPECTUS SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus. It does not contain all the information that is or may be important to you. You should read this entire document carefully. For additional information, see "Where You Can Find Additional Information."

        We call this document a Prospectus. It covers the shares of our common stock which are offered by us to you and others. This offering to you and others is referred to as the offering. These shares of our common stock have been registered with the United States Securities and Exchange Commission.

        Unless otherwise indicated, the information presented in this prospectus as of September 30, 2003 gives effect to

  •
  the closing of our private placement offering and the sale of 2,955,000 common stock shares and redeemable warrants, and receipt of net proceeds of $2,525,000 on December 19, 2003 after deduction of estimated offering expenses of $430,000, and

  •
  the issuance to Viewtrade Financial (for consulting services to be performed during the year ending on November 25, 2004) 383,425 common stock shares,

but does not give effect to

  •
  exercise of the redeemable warrants for the purchase of 2,955,000 common stock shares for $2.00 each and our receipt of $5,319,000 net proceeds after deduction of the $591,000 fee payable to Viewtrade Financial,

  •
  the exercise of the placement agent warrants exercisable for the purchase of 443,250 common stock shares for $1.10 each and our receipt of $487,575 net proceeds,

  •
  the exercise of stock options exercisable for the purchase of 100,000 common stock shares for $1.25 each and our receipt of $125,000 net proceeds.

        We recommend that you especially consider the information contained in "Risk Factors" (page 5). All references in this Prospectus to fiscal years are to the 12 months ended December 31 of the particular year.

GrayMark Productions, Inc.
101 North Robinson, Suite 920
Oklahoma City, Oklahoma 73102
Telephone: (405) 601-5300

Our Business

        We are a development stage company organized in Oklahoma and an independent producer and distributor of film entertainment content. We began our operations in 2001 as a limited liability company, all of the assets of which were recently acquired by us through our incorporation-reorganization, effective August 18, 2003. We have not previously developed or produced any film entertainment content; however, we have commenced production of our first motion picture project. We intend to produce and distribute films that are completed and marketed using smaller budgets than those of major studios. We believe that producing and distributing low- or modest-budget, commercially successful films will afford us access to Hollywood talent and scripts and third-party production packages for acquisition, without compromising our approach to managing financial risk. We believe that the box office successes of a number of films that were independently produced and marketed with relatively modest budgets support our approach to the motion picture business. The key components of our business will include:

          Motion Picture Production. We plan on producing up to three motion pictures annually, including films released theatrically and films released directly to home video or cable television, domestically and internationally. Our strategy is to maintain a disciplined approach to film production that enables us to produce commercially viable films. The production budgets for our films will generally range between $1 million and $5 million.

          Film Distribution. We expect to distribute our produced motion pictures through third-party distributors on a license basis to North American movie theaters and to the international markets. We do not currently have any of these distribution channels established. Although not our primary focus, we may also acquire films from third parties and distribute them in North American and foreign markets. In acquiring such films for theatrical release, we will seek to limit our financial exposure joint venture and other participate arrangements.

        We seek to minimize the financial risks often associated with film production, acquisition and distribution by negotiating co-production agreements, pre-selling international distribution rights, capitalizing on government subsidies and tax credits, structuring efficient production schedules and crafting agreements with top talent attracted to the films we develop and produce. In addition, we will attempt to minimize our financial exposure by structuring deals with talent that provide for their participation in the financial success of the motion picture in exchange for reduced up-front payments. Although the steps that we take to manage these risks may, in some cases, limit the potential revenues of a particular film project, we believe that our approach to the motion picture business will create operating and financial stability for us.

Motion Picture Industry

        According to the Motion Picture Association of America or MPAA, overall domestic box office revenue increased 13.2% to $9.5 billion in 2002. The domestic motion picture exhibition industry has historically maintained steady growth in revenues and attendance. The MPAA reports that total domestic box office revenues have grown at a compound annual growth rate of 8.3% from 1996 to 2002 and annual attendance has grown from 1.3 billion to over 1.6 billion over the same period.

        The motion picture industry is comprised of major studios and independent studios. According to the MPAA, major studios spent approximately $90 million, on average, to produce and market a film in 2002. Independent studios, in contrast, generally spend less than $40 million to complete and market each theatrical release. Recent successful independent films such as Monster's Ball, The Blair Witch Project and My Big Fat Greek Wedding demonstrate moviegoers' willingness to support high quality motion pictures despite marketing and production budgets that are significantly lower than those of the major studios.

        In recent years, independent films have gained wider market approval and increased share of overall box office receipts. According to the MPAA, between 1999 and 2002, box office receipts for independent films have grown at a compound annual rate of 8.7% to approximately $2.4 billion, representing 25% of total box office receipts.

        In its July 2002 Communications Industry Forecast, Veronis Suhler Stevenson or VSS, a media merchant bank, estimated the size of the U.S. Home Video market to be $24.9 billion in 2002. According to VSS, from 1996 to 2001, this market grew at a compound annual growth rate of 5.8% and was projected to grow 10% in 2002. Growth in this sector has been supported by increased DVD penetration that reached 36.4% in 2002, up from 23.6% in 2001, according to the MPAA. Declining prices of DVD players, enhanced video and audio quality and special features such as deleted scenes, film commentaries and "behind the scenes" footage have helped increase the popularity of the DVD format, sparking increased home video rentals and sales in recent years.

        According to VSS's July 2002 Communications Industry Forecast, spending on filmed entertainment for television in the U.S. was projected to reach $22.1 billion in 2002, which would represent a 4.4% increase from 2001. VSS reported that from 1996 to 2001, spending on filmed entertainment for television grew at a compound rate of 7.2%, driven by increased spending by cable and satellite networks. Increased capacity for channels on upgraded digital cable systems and satellite television has precipitated the launch of numerous new networks seeking programming to compete with traditional broadcast networks.

        Worldwide demand for North American filmed content has increased in recent years. According to the MPAA, international box office receipts in 2002 were a record $9.6 billion, a 20% increase from 2001. The ability to pre-sell international distribution rights for films produced by independent studios has played a key role in helping these studios finance the production of motion pictures.

The Offering

Common stock outstanding prior to this offering	8,208,425 shares
Common stock offered by GrayMark Productions, Inc.	2,955,000 shares
Common stock offered by the selling shareholders:
• without giving effect to exercise of the redeemable warrants, placement agent warrants and stock options	3,338,425 shares
• after giving effect to exercise of the redeemable warrants, placement agent warrants and stock options	6,836,675 shares
Common stock to be outstanding after this offering assuming exercise of the redeemable warrants, placement agent warrants and stock options and issuance of 3,498,250 shares of common stock	11,706,675 shares
Net proceeds
We will not receive proceeds from the sale of the common stock by the selling shareholders. We will receive the proceeds from exercise of the redeemable warrants, placement agent warrants and stock options. Any proceeds received from exercise of the redeemable warrants, placement agent warrants and stock options will be used as working capital.
OTC Bulletin Board symbols:
Common stock	GRMK (Proposed)
Redeemable warrants	GRMKW (Proposed)

Summary Financial and Operating Information

        We were formed on August 18, 2003 and, accordingly, prior to that date had not conducted any activities. The following selected financial information is that of our wholly-owned limited liability company, GrayMark Productions, L.L.C., that was acquired by us on August 18, 2003 pursuant to an incorporation-reorganization by the exchange of 4,870,000 of our common stock shares for the ownership interests in GrayMark Productions, L.L.C. You should read the following selected financial information in conjunction with

  •
  the audited financial statements and related notes of our wholly-owned limited liability company for the years ended December 31, 2002 and 2001 and as of those ending dates and

  •
  the unaudited financial statements and related notes for nine months ended September 30, 2003 and 2002 and as of those ending dates.

        The selected financial information presented below is derived from those financial statements appearing elsewhere in this prospectus. In our opinion, the unaudited financial statements and the information derived from and presented below reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this information. The results of operations during years and periods presented are not necessarily indicative of our future operations.

	For the Year Ended December 31,		For the Nine Months Ended September 30,
	2002	2001	2003	2002
Statement of Operations Information:
Revenue	$—	$—	$13,806	$—

Operating Expenses:
Consulting and management fees	144,121	20,999	115,697	108,622
Travel and entertainment	25,360	—	11,242	11,410
Other	10,395	90	12,110	7,733

Total operating expenses	179,876	21,089	139,049	127,765

Operating loss	(179,876)	(21,089)	(125,243)	(127,765)

Interest and other income	1,108	—	892	97

Net loss	(178,768)	(21,089)	(124,351)	(127,668)
Provision for income taxes	—	—	—	—

Net loss	$(178,768)	$(21,089)	$(124,351)	(127,668)

Earnings per share:
Basic	$(0.04)	$—	$(0.03)	$(0.03)

Diluted	$(0.04)	$—	$(0.03)	$(0.03)

Weighted average number of common shares outstanding:
Basic	4,870,000	4,870,000	4,870,000	4,870,000

Diluted	4,870,000	4,870,000	4,870,000	4,870,000

Cash Flows Information:
Net cash flows used in operating activities	$(171,651)	$(21,089)	$(125,969)	$(118,945)

Net cash flows provided by financing activities	$222,991	$21,263	$610,412	$222,991

Net cash flows used in investing activities	$—	$—	$—	$—

	December 31,
			September 30, 2003
	2002	2001
Balance Sheet Information:
Current assets	$51,514	$174	$605,957
Working capital	44,397	174	485,010
Total assets	51,514	174	651,405
Current liabilities	7,117	—	120,947
Stockholders' equity	44,397	174	530,458

RISK FACTORS

        The purchase of the shares of our common stock or the redeemable warrants involves a high degree of risk. In addition to the other information contained elsewhere in this prospectus, you should consider the following factors and the matters discussed elsewhere in this prospectus when evaluating an investment in our common stock. Many of the factors discussed below are not within our control. We provide no assurance that one or more of these factors

•
will not adversely affect

•
the market price of our common stock,

•
our future operations, and

•
our business,

•
financial condition, or

•
results of operations

•
requiring significant reduction or discontinuance of our operations,

•
requiring us to seek a merger partner or

•
requiring us to sell additional stock on terms that are highly dilutive to our shareholders.

Because we have a limited operating history, we may not be able to successfully manage our business or achieve profitability.

        We are a development stage company. We have a limited operating history upon which you can base your evaluation of our prospects and the potential value of our common stock and the redeemable warrants. We have not previously completed the development and production of a motion picture. We are confronted with the risks inherent in a start-up, development stage company, including difficulties and delays in connection with commencement of our motion picture projects, operational difficulties and our potential under-estimation of movie production and corporate administrative costs.

We have not realized any revenue from operations and have incurred substantial losses and such losses may continue which will increase our accumulated deficit.

        Since commencement of the operations of GrayMark Productions, LLC in August 2001, we have incurred substantial operating losses. During the years ended December 31, 2002 and 2001, we did not realize any revenues from operations and incurred substantial losses. Our losses from operations have resulted in an accumulated deficit at September 30, 2003, of $324,208. We expect to have an increased level of operating expenses during the next 12 months and possibly longer until we realize revenue from the distribution of our produced motion pictures. We will be required to make significant expenditures in the development and production of our motion pictures and may not realize revenue from these motion picture projects for a substantial period. Consequently, we anticipate continuing to incur significant and increasing losses in the foreseeable future until the time, if ever, that we are able to generate sufficient revenues to support our operations. There is no assurance that we will ever obtain profitability which may lead to the entire loss of investment in our common stock and redeemable warrants.

We may not obtain profitability which may require suspension of our operations, seek a merger partner or obtain additional equity capital which may be dilutive to our shareholders.

        We cannot assure you that

•
our produced motion pictures will be financially successful,

•
we will be able to successfully implement our business strategy, or

•
we will be able to generate meaningful revenue or achieve profitable operations.

        We will undertake a movie project based entirely on our preliminary evaluation of the movie's commercial potential. Prediction of the success of a movie is difficult or maybe impossible to predict with accuracy. The commercial success of a movie depends on a number of factors beyond our control, including

•
viewer preference and taste, which constantly changes,

•
quantity and popularity of other films and leisure activities available to movie goers at the time of release of our produced movies,

•
exhibition competition at movie theaters, through video retainers, on cable television and through other forms or channels of distribution and viewing, and

•
inability to obtain distribution in all media channels.

        If we do not achieve or sustain profitable operations, we could be required to reduce significantly or suspend our operations, including research and development activities, seek a merger partner or sell additional securities on terms that may be highly dilutive to the purchasers of the Units pursuant to this offering.

We face substantial capital requirements and financial risks.

        Our business requires a substantial investment of capital.    The acquisition, production, and distribution of motion pictures requires a significant amount of capital resources. A substantial amount of time may elapse between our expenditure of funds and the receipt of revenues from our motion pictures. Although we intend to take measures to reduce the risks of our production exposure, there is no assure you that we will be able successfully to implement these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future motion pictures. As our production activities or production budgets increase, we may be required to increase overhead, make larger up-front payments to talent and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

        Budget overruns may adversely affect our business.    Our business model requires that we be efficient in production of our motion pictures. Actual motion picture production costs often exceed their budget, sometimes substantially. The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. If a motion picture production incurs substantial budget overruns, we may be required to seek additional financing from outside sources to complete production. We cannot make assurances regarding the availability of such financing on terms acceptable to us, and the lack of such financing could have a material adverse effect on our business, results of operations and financial condition.

        In addition, if a motion picture production incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations or financial condition. Increased costs incurred with respect to a particular film may result in the delayed release of the motion picture at the intended time and potentially the postponement to a less favorable time, all of which could cause a decline in box office revenue and the overall financial success of the movie. Budget overruns could also prevent a movie from being completed or released. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

        Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices, leaving us more dependent on other media, such as home video, television and foreign markets, and new media. Our inability successfully to exploit these other media, it could have a material adverse effect on our business, results of operations or financial condition.

Our revenues and results of operations may fluctuate significantly.

        Revenues and results of operations are difficult to predict and depend on a variety of factors.    Our revenues and results of operations will depend significantly upon the commercial success of the motion pictures that we produce and distribute, which cannot be predicted with certainty. Consequently, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods. We cannot assure you that we will manage the acquisition, production, and distribution of our motion pictures as profitably from period to period which could have a material adverse effect on our business, results of operations and financial condition.

        We lack output agreements with cable and broadcast channels.    We do not have any arrangements with cable or broadcast channels to exhibit our films. We expect that our films will be exhibited by broadcasters under license rights on a movie-by-movie basis, rather than an output basis. There is no assurance that we will be able to secure output agreements on acceptable terms, if at all. Without multiple output agreements that typically contain guaranteed minimum payments, our revenues may be subject to greater volatility that could have a material adverse effect on our business, results of operations or financial condition.

        Our revenues and results of operations are vulnerable to foreign currency fluctuations.    While we report our revenues and results of operations in U.S. dollars, a significant portion of our revenues may be earned outside of the United States through foreign licensing arrangements. We cannot accurately predict the impact of future exchange rate fluctuations between the U.S. dollar and foreign currencies on revenues and operating margins, and fluctuations could have a material adverse effect on our business, results of operations or financial condition. From time to time we may experience currency exposure on distribution and production revenues and expenses from foreign countries that could have a material adverse effect on our business, results of operations and financial condition.

        Accounting practices used in our industry may accentuate fluctuations in operating results.    In addition to the cyclical nature of the entertainment industry, our accounting practices (which are standard for the industry) may accentuate fluctuations in our operating results. In accordance with U.S. generally accepted accounting principles and industry practice, we amortize film and television programming costs using the "individual-film-forecast" method. Under this accounting method, we amortize film costs for each film based on the ratio that revenue earned by title in the current period divided by the estimated total revenues by title. We will be required to regularly review and revise when necessary our total revenue estimates on a title-by-title basis. This review may result in a change in the rate of amortization as well as a write-down of the film asset to estimated fair value. Results of operations in future years will be affected by our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In addition, we are required to expense film advertising costs as incurred, but are also required to recognize the revenue from any motion picture or television program over the entire revenue stream expected to be generated by the individual picture.

Our success depends on external factors in the motion picture industry.

        Our success depends on the commercial success of the motion pictures we produce, which is difficult accurately to predictable. Operating in the motion picture industry involves a substantial degree of risk. Each motion picture is an individual artistic work, and favorable audience reactions primarily determine commercial success, the accurate predictability of which is difficult and sometimes impossible. Generally, the popularity of our motion pictures depends on many factors, including the critical acclaim they receive, if any, the format of their initial release, for example, theatrical or direct-to-video, the actors and other key talent, their genre and their specific subject matter. The commercial success of our motion pictures will also depend upon the quality and acceptance of motion pictures that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

        In addition, because a motion picture's performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities. We cannot make assurances that our motion pictures will obtain favorable reviews or ratings, that our motion pictures will perform well at the box office or in ancillary markets or that broadcasters will license the rights to broadcast any of our motion pictures. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

        Licensed distributors' failure to promote our programs may adversely affect our business.    Licensed distributors' decisions regarding the timing of release and promotional support of our motion pictures and, if applicable, related products are important in determining the success of these pictures and products. As with most companies engaging in licensed distribution, we do not control the timing and manner in which our licensed distributors distribute our motion pictures. Any decision by those distributors not to distribute or promote one of our motion pictures or related products or to promote competitors' motion pictures or related products to a greater extent than they promote ours could have a material adverse effect on our business, results of operations or financial condition.

        We could be adversely affected by strikes or other union job actions.    The motion pictures to be produced by us generally will utilize actors and directors (and possibly writers) who are members of the Screen Actors Guild and Directors Guild of America (and Writers Guild of America), respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2002 for a term of three years. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of May 2, 2001 for a term of three years. Many productions also employ members of a number of other unions, including, without limitation, the International Alliance of Theatrical and Stage Employees, and the Teamsters. A strike by one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt our ongoing production activities. A union related halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures that could have a material adverse effect on our business, results of operations or financial condition.

We face substantial competition in all aspects of our business.

        We are in the development stage and, accordingly, our competitors are larger and more diversified, including the independent producers and major U.S. and international studios. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their motion picture operations. In addition, the major studios and many independent producers have substantially more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major studios and many independent producers may also give them an advantage in acquiring other businesses or assets, including film libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.

        The number of motion pictures released by our competitors may create an oversupply of product in the market, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. For this reason, and because of our more limited production and advertising budgets, we do not plan to release our films during peak release times, which may also reduce our potential revenues for a particular release. Moreover, we cannot guarantee that we can release all of our films initially as scheduled. In addition to production or other delays that might cause us to alter our release schedule, a change in the schedule of a major studio or other competitor may force us to alter the release date of a film because we cannot always compete with a competitor's larger promotion campaign. Any such change could adversely impact a film's financial performance. In addition, if we cannot change our schedule following a change by a major studio or other competitor because we are too close to the release date, the competitor's release and its typically larger promotion budget may adversely impact the financial performance of our film. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

        The limited supply of motion picture screens compounds this product oversupply problem.    Currently, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to 10 to 15 films distributed nationally by major studio distributors. In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to us when we want to release a picture may decrease. If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of our motion pictures may also decrease, which could have a material adverse effect on our business, results of operations or financial condition.

        Technological advances may reduce our ability to exploit our motion pictures and television programs.    The entertainment industry in general and the motion picture industry in particular continue to undergo significant technological developments, including video-on-demand. This rapid growth of technology combined with shifting consumer tastes could change how consumers view our motion pictures and television programs. For example, an increase in video-on-demand could decrease home video rentals. Other entertainment distribution companies will have larger budgets to exploit these growing trends. Because we are in the early stages of development and our commercial success is impossible to predict, we cannot predict how we will financially participate in the exploitation of our motion pictures through these emerging technologies. If we cannot successfully exploit these and other emerging technologies, it could have a material adverse effect on our business, results of operations or financial condition.

The loss of key personnel could adversely affect our business.

        Our success depends to a significant degree upon the efforts, contributions and abilities of our management. Although we have employment agreements with Gray Frederickson and John Simonelli, and maintain keyman insurance covering the death of Mr. Frederickson, we cannot assure you that the services of Messrs. Frederickson and Simonelli and our other key personnel will continue to be available to us. The loss of services of Messrs. Frederickson and Simonelli and other key employees could have a material adverse effect on our business, results of operations or financial condition.

        In the production phase of our motion pictures we will utilize highly skilled creative and production personnel, including cinematographers, editors, costume designers, set designers, sound and lighting technicians, and actors. We expect to hire qualified personnel to provide these services; however, we may be unable to retain the desired quality of production personnel on acceptable terms, on a timely basis, or otherwise. This may result in delayed production or reduce the quality of the motion picture that may consequently impair the revenue potential of the movie. Further, the personnel hired may be members of unions and guilds that may restrict our ability to terminate unsatisfactory or non-performing personnel under existing union or guild contracts and regulations. This could result in delay of production and release of our motion pictures and significantly increase our production costs.

Under the terms of completion bonds covering a motion picture project, in the event we fail to complete the movie on schedule and within budget, the bond company may takeover production, which may reduce the artistic integrity and commercial potential of the movie.

        We expect to obtain a completion bond for each movie we undertake to produce. Our inability to complete a movie on schedule or within budget may result in the completion bond company taking over production. In this event, the bond company will have the right to replace any member of the production personnel, including members of our management team. The replacement of the production personnel may reduce the artistic quality of the movie, limit our ability to promote distribution of the movie or cause us to make changes in our management, all of which may adversely affect the movie's revenue potential and the results of our operations.

        Our ability to adhere to the production schedule and budget will be subject to many factors not within our control, including

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the ability to attract suitable production and creative staff within our budget,

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the availability of our production personnel, including directors, producers, and actors (particularly the lead and supporting actors) on the scheduled basis,

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the weather conditions (seasonable or unseasonable, predicted or unpredicted) during the production phase,

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the availability of desirable locations from a cost or timing viewpoint, and

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the ability to utilize appropriate facilities for post-production phase on a timely basis.

In most cases our movies will be subject to rating restrictions and censorship that may result ratings that adversely reduce distribution and revenue potential.

        Certain pre-production distribution arrangements we expect to obtain may be based upon the subject movie having a particular rating classification from the Motion Picture Association of America (or MPAA). With these arrangements in place, we will intend to produce the movie in a manner that will ultimately obtain the expected rating. However, it is difficult to predict the rating classification that the MPAA will ultimately assign to the movie. If the expected rating were not obtained, distribution support (including marketing and advertising) may be reduced, resulting in fewer distribution venues and smaller viewing audience. Further, censors in foreign jurisdictions may find elements of a movie objectionable.

        At additional and unbudgeted costs, we may be required to revise the movie to obtain the desired rating classification or to remove the objectionable elements of the movie. Even following revision of the movie, the release in certain jurisdictions may be denied. These events may result in release and distribution delays and adversely affect to commercial success of the movie.

Failure to manage future growth may adversely affect our business.

        We may not be able to obtain additional funding to meet our requirements.    Our ability to grow through production and distribution of motion pictures and to fund our operating expenses depends upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

        We are subject to risks associated with acquisitions and joint ventures.    We expect to enter into various arrangements, including joint ventures and partnerships, intended to complement or expand our business. We may not realize the benefits we anticipated when we entered into these arrangements. In addition, the negotiation of potential arrangements could require us to incur significant costs and cause diversion of management's time and resources. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

We face risks from doing business internationally.

        We distribute motion picture productions outside the United States through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include:

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changes in local regulatory requirements, including restrictions on content;

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changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes);

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differing degrees of protection for intellectual property;

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instability of foreign economies and governments;

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cultural barriers;

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wars and acts of terrorism; and

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the spread of severe acute respiratory syndrome, or SARS.

Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

        Our ability to compete depends, in part, upon successful protection of our intellectual property.    We do not have the financial resources to protect our rights to the same extent as major studios and other competitors. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries. We may also distribute our products in countries in which there is no copyright and trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our productions or certain portions or applications of our intended productions that could have a material adverse effect on our business, results of operations or financial condition.

        Litigation may also be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. This litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that infringement or invalidity claims will not materially adversely affect our business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims that could have a material adverse effect on our business, results of operations or financial condition.

Piracy of motion pictures, including digital and internet piracy, may reduce the gross receipts from the exploitation of our films.

        Motion picture piracy is extensive in many parts of the world, including South America, Asia, the countries of the former Soviet Union and other former Eastern European bloc countries. Additionally, as motion pictures begin to be digitally distributed using emerging technologies including the internet and online services, piracy could become more prevalent, including in the U.S., because digital formats are easier to copy and download, much like the musical recordings. As a result, users can download and distribute unauthorized copies of copyrighted motion pictures over the internet. In addition, there could be increased use of devices capable of making unauthorized copies of motion pictures. As long as pirated content is available to download digitally, many consumers may choose to download pirated motion pictures rather than pay for motion pictures. Piracy of our films may adversely impact the gross receipts received from the exploitation of these films, domestically and internationally, which could have a material adverse effect on our business, results of operations or financial condition.

If a market develops for our common stock, the public market price may fluctuate widely.

        A market for our common stock shares does not exist. If a market develops, the market price of our common stock may be subject to significant fluctuations in response to, and may be adversely affected by

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variations in quarterly operating results,

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changes in earnings estimates by analysts,

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developments in the motion picture industry generally and more particularly the low-budget motion picture industry,

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timing of motion picture releases by us as well as our competitors, and

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general stock market conditions.

If a market develops, our common stock will initially be traded on the over-the-counter market and will have a low trading volume that will increase the volatility of the market price.

        In the event a market for our common stock develops, the common stock will be included in the over-the-counter market. The over-the-counter market is volatile and characterized as follows:

•
the over-the-counter securities are subject to substantial and sudden price increases and decreases,

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at times the price (bid and ask) information for the securities may not be available,

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if there is only one or two market makers, there is a risk that the dealers or group of dealers may control the market in our common stock and set prices that are not based on competitive forces, and

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the available offered price may be substantially below the quoted bid price.

Our common stock will be subject to "penny stock" rules that may adversely affect the market price of our common stock.

        If a market develops, our common stock will be subject to the "penny stock" rules. A "penny stock" is generally a stock that

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is only listed in "pink sheets" or on the NASD OTC Bulletin Board,

•
the high bid price for the common stock is less than $5.00, and less than two market makers are currently displaying bid and ask quotations at specified prices, or

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is issued by a company with net tangible assets of less than $5 million (or after having been in existence for more than three years, less than $2 million) or

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has average revenues during the previous three years of less than $6 million.

The penny stock trading rules will impose additional duties and responsibilities upon broker-dealers and salespersons recommending the purchase a penny stock or the sale of a penny stock. Required compliance with these rules will

•
materially limit or restrict the ability to resell our common stock, and

•
the liquidity typically associated with other publicly traded stocks may not exist.

We may issue additional common stock at prices and on terms determined by our board of directors without shareholder consent or approval.

        We have 78,293,325 shares of our common stock and 10,000,000 shares of preferred stock available for issuance. We have the right to offer these shares at offering prices to be determined in sole discretion of our board of directors. The sale of these shares may result in substantial dilution. Also the preferred stock may have rights superior to those of our common stock, which may adversely affect the market price of our common stock.

It is difficult for a third party to acquire us due to provisions in our charter, bylaws and Oklahoma laws, which may prevent our common stock price reflecting possible takeover.

        Provisions of our certificate of incorporation and the Oklahoma corporate law may make it difficult to effect a change in shareholder control and to replace our incumbent management. Also, these provisions may limit the price that a person will pay in the future for our common stock. Furthermore, our certificate of incorporation authorizes us to issue preferred stock in classes or series. Our board of directors is authorized to set and determine voting, redemption and conversion rights and other rights related to the class or series of preferred stock. In some circumstances, the preferred stock could be issued to prevent a merger, tender offer or other takeover attempt that our board of directors opposes.

USE OF PROCEEDS

        We will only receive proceeds of this offering from the exercise of the redeemable warrants, the placement agent warrants and stock options. There is no assurance that any of these warrants and stock options will be exercised. However, if

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the redeemable warrants were exercised in full at $2.00 per common stock share, we will receive net proceeds of $5,319,000 ($1.80 per common stock share),

•
the placement agent warrants were exercised in full at $1.10 per common stock share, we will receive net proceeds of $487,575, and

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the stock options were exercised in full at $1.25 per common stock share, we will receive net proceeds of $125,000.

If the redeemable warrants are exercised after our common stock has traded on the OTC Bulletin Board for 18 consecutive months, the purchase price of the common stock pursuant to exercise of the redeemable warrants will be $3.50 per share. In this event, we will receive net proceeds of $3.15 per common stock share or $9,308,250 if the redeemable warrants are exercised in full.

        We anticipate that the proceeds received from exercise of the redeemable warrants, placement agent warrants and stock options will be used for working capital, production of motion pictures, and other general corporate purposes. Because there is no assurance that these warrants and options will be exercised or the timing of exercise, a more specific use of the net proceeds is not determinable at the date of this prospectus.

        We believe that our current cash and cash equivalents will be sufficient to fund our budgeted capital and operating requirements for the next 12 months, without receipt of any proceeds from exercise of the redeemable warrants, placement agent warrants and the stock options. Pending use of the net proceeds received from exercise of these warrants and options, if any, we will invest the net proceeds in federally insured or guaranteed securities.

DIVIDEND POLICY

        We do not intend to pay and you should not expect to receive cash dividends on our common stock. Our dividend policy is to retain earnings to support the expansion of our operations. If we were to change this policy, any future cash dividends will depend on factors deemed relevant by our board of directors. These factors will generally include future earnings, capital requirements and our financial condition. Furthermore, in the event we issue preferred stock shares, although unanticipated, no dividends may be paid on our outstanding common stock shares until all dividends then due on our outstanding preferred stock will have been paid.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2003 and as adjusted to give effect to

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the closing of our private placement offering and the sale of 2,955,000 common stock shares and redeemable warrants and receipt of estimated net proceeds of $2,525,000 on December 19, 2003 after deduction of offering expenses, and

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the issuance of 383,425 common stock shares to Viewtrade Financial for consulting services to be performed during the 12 months ending on December 19, 2004.

You should read the following table in conjunction with our unaudited financial statements and notes thereto appearing elsewhere in this prospectus.

	As of September 30, 2003	As Adjusted(1)
Current liabilities	$120,947	$120,947
Stockholders' equity(1):
Preferred Stock, $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Common Stock, $0.0001 par value, 90,000,000 shares authorized; 4,870,000 shares issued and outstanding, 8,208,425 shares as adjusted	487	821
Additional paid-in capital	854,179	3,762,673
Accumulated deficit	(324,208)	(324,208)

Total stockholders' equity	530,458	3,439,286

Total capitalization	$651,405	$3,560,233

(1)
Gives effect to the closing of our private placement offering and the sale of 2,955,000 common stock shares and redeemable warrants and receipt of estimated net proceeds of $2,525,000 on December 19, 2003 after deduction of offering expenses, and the issuance of 383,425 common stock shares to Viewtrade Financial for consulting services to be performed during the 12 months ending on December 19, 2004.

MANAGEMENT'S PLAN OF OPERATION

        We are a development stage company. We operated historically as a limited liability company, GrayMark Productions, L.L.C. that was formed in August 2001. Effective August 18, 2003, pursuant to an incorporation-reorganization, we exchanged 4,870,000 of our common stock shares for the ownership interests in GrayMark Productions, L.L.C. that became our wholly-owned subsidiary. Since commencement of our historical operations in August 2001, we generated our initial revenue from operations during the nine months ended September 30, 2003 and did not have revenues from operations during 2002 and 2001.

        In December 2003, we completed our private placement offering of our common stock shares and redeemable warrants in units of one common stock share and one redeemable warrant. We received estimated net proceeds of $2,525,000 from the private placement offering. Based upon the combination of the net proceeds from the private placement offering and our cash and cash equivalents at September 30, 2003 (that total approximately $3,000,000), we anticipate that our cash requirements will be met for the next 15 months. Our budgeted overhead expenses for the next 12 months is $396,000 or $33,000 per month. We have four full-time employees and during the next 12 months anticipate our human resource needs will not materially increase.

        We plan on producing up to three motion pictures annually, including films released theatrically and films released directly to home video or cable television, domestically and internationally. Our strategy is to maintain a disciplined approach to film production that enables us to produce commercially viable low-budget films. The production budgets for our films will generally range between $1 million and $5 million.

        We commenced pre-production of the movie currently titled Out of the Blue, a low-budget motion picture project, in January 2004. The budgeted production and development costs of this project are in the range of $2 to $5 million. We anticipated that this motion picture project will require six months to complete through post-production and initial distribution and theatrical release will occur within 12 months. However, there is no assurance that this project will be completed within the budgeted costs or on or before the anticipated completion date, either or both of which may result in delayed realization of revenue from this project.

        We may undertake the production and development of two additional motion pictures during 2004; however, we do not have any capital commitments other than as described above. We neither have any plans nor anticipate the need to raise additional funds during the next 12 months; however, we may receive additional funds from the exercise of outstanding warrants and stock options, the exercise of which is generally not within our control.

BUSINESS

General

        We operated historically as a limited liability company, GrayMark Productions, L.L.C. that was formed in August 2001. Effective August 18, 2003, pursuant to an incorporation-reorganization, we exchanged 4,870,000 of our common stock shares for the ownership interests in GrayMark Productions, L.L.C. that became our wholly-owned subsidiary.

        We are a development stage company and an independent producer and distributor of film entertainment content. We have not released any motion pictures to date.

        The movie industry generally consists of two principal activities, production and distribution. Production encompasses the development, financing and creation of feature-length movies. Distribution entails the promotion and marketing of movies in the various media markets, including theatrical, home video and television presentation. We initially will acquire developed or "packaged" films from third parties, rather than retain and employ personnel to develop films for our production. Furthermore, our movies will be distributed pursuant to licensing arrangements with unrelated third-parties that are independently engaged in the promotion and distribution of movies. Our disciplined approach to acquisition, production, and distribution is designed to maximize our profit by balancing our financial risks against the probability of commercial success of each project.

The Motion Picture Industry

        General.    With the advent of cable and satellite television and the accompanying increase in the number of available broadcast channels, including the offering of pay-per-view movies and the premium channels, and development of the home video market, the demand for motion pictures has dramatically expanded in recent years. According to the Motion Picture Association of America, or MPAA, overall domestic box office revenue increased 13.2% to $9.5 billion in 2002. The domestic motion picture exhibition industry has historically maintained steady growth in revenues and attendance. The MPAA reports that total domestic box office revenues grew at a compound annual growth rate of 8.3% from 1996 to 2002, and annual attendance grew from 1.3 billion to over 1.6 billion over the same period.

        Competition.    Major studios have historically dominated the motion picture industry from financing through production and distribution. The term major studios is generally regarded in the entertainment industry to include: Universal Pictures, which includes Focus Features; Warner Bros., which includes New Line Cinema, Castle Rock Entertainment and Fine Line Features; Twentieth Century Fox, which includes Searchlight Pictures; Sony Pictures Entertainment, which includes Columbia Pictures, TriStar Pictures, Screen Gems Pictures and Sony Classics; Paramount Pictures, which includes Paramount Classics; The Walt Disney Company, which includes Buena Vista, Hollywood Pictures, Touchstone and Miramax Film Corp.; and MGM, which includes Metro Goldwyn Mayer Pictures and United Artists Pictures. Competitors less diversified than the major studios include Dreamworks SKG, Alliance Atlantis, Artisan Entertainment and IFC Entertainment. The majors produce and distribute most of the largest box office grossing theatrical movies.

        In recent years the major studios have come to be owned by large diversified corporations, generally with a variety of businesses, and have focused on producing a relatively smaller number of movies annually however with substantial production budgets and distribution costs. This has increased ability of the small independent movie production companies to produce and supply a greater number of movies. Because of the expansion of the viewing media, motion pictures appealing to more specific audiences are sought and exploited, including the production of science fiction, horror and speciality films targeting specific age, gender and social-economic markets and viewing audience interests.

        According to the MPAA, the average cost to produce and distribute a major studio film in 2002 was $89.4 million, including $58.8 million of production costs and $30.6 million of distribution and marketing expenses (sometimes called "P&A"). In comparison, films released by independent studios typically cost less than $40.0 million to produce and market. Despite the limited resources available to independent studios, independent films have gained wider market approval and increased share of overall box office receipts in recent years. Recent successful independent films such as Monster's Ball, The Blair Witch Project and My Big Fat Greek Wedding highlight moviegoers' willingness to support high quality motion pictures despite limited marketing and production budgets.

        In recent years, independent films have gained wider market approval and increased shares of overall box office receipts. According to the MPAA, between 1999 and 2002, box office receipts for independent films have grown at a compound rate of 8.7% to approximately $2.4 billion, representing 25% of total box office receipts.

        The independent production companies generally rely on the majors, the less diversified studios and independent distributors to distribute their movies and obtain financing from banks and private investors in addition to the majors, less diversified studios and independent distributors.

Phases of Prerelease Production

        There are three phases of movie making prior to release beginning with development and progressing through pre-production, principal photography, and post-production. Each phase involves artistic and creative contributions to the resulting movie and each presenting a variety of challenges that may impact the movie's success.

        Development Phase.    The development phase begins with a movie producer employed by a studio or an independent film production company or as the producer's independent development project. The producer typically develops a storyline or acquires the rights to a novel, a story or original screenplay, often on an "option" basis. Under this option arrangement, the producer makes a small installment payment of the purchase price and undertakes to pay the balance before or during the production phase. The screenplay is developed based on the acquired novel or storyline. Once the screenplay is developed, creative personnel (the director and leading and supporting actors) commitments are obtained and production schedules and budgets are prepared. Production financing of the movie is generally secured by the producer through arrangements with the studio or other sources including independent film production companies, banks and other lending institution, or private investors. The development phase may be short-term or extend over a number of years.

        Pre-Production Phase.    Following development, the movie enters the pre-production phase. This phase involves the producer securing contractual arrangements with creative and production personnel, planning the shooting schedules, securing locations and any required studio facilities or stages, completing the acquisition of the screenplay and the related source material or script, completing the budget, securing insurance and, if applicable, the completion bonding, and preparing to start filming. This phase typically takes three to four months.

        Principal Photography Phase.    During the photography phase the movie is photographed. The principal photography phase typically takes one to five months, depending on the shooting locations, weather conditions, budget constraints, stunts and special effects, length and other requirements particular to the movie project.

        Post-Production.    In the post-production, final production phase, the movie is edited, the music, dialogue and special effects are finalized and synchronized with the movie's photography.

Motion Picture Distribution

        Exploitation of the potential financial success of a movie is primarily depends on the ability to license the motion picture' distribution rights for exhibition in theaters, on DVD and video rental, pay-per-view broadcast, cable, satellite and network television. Distribution arrangements are negotiated with distributors (i.e., studios and independent distribution companies). In addition to negotiating the terms of distribution arrangements, the distribution phase involves the making of distribution or print copies of the movie and delivery to exhibitors, and advertising and promotion of the movie. The independent movie production companies generally lack the resources (financial, personnel and exhibitor relationships) for distribution and, accordingly, utilize the services of distribution companies, including the major studios and their subsidiaries, for distribution.

        Distribution Arrangements.    Distributors are granted exclusive license rights to distribute a movie, either worldwide or within the distributor's market area, for a distribution fee based upon the revenue generated by the movie. In some instances, particularly under international distribution arrangements (other than in Canada), the distributor will pay an up-front amount to the producer for the distribution rights. Up-front payments for North American (United States and Canadian) distribution rights are generally recouped from movie revenue, while under international distribution arrangements the producer may not retain any portion of the movie's revenue and only receive the up-front payment for international distribution. North American and international distribution may be undertaken by the same distributor or may be granted to one or more international distributors.

        Movie revenues are generated by exhibiting the movie in various channels or media (also known as release windows) within the distributor's assigned distribution area. The North American and international releases into the various distribution channels are sequentially timed, commencing with the movie's theatrical release followed by release into the non-theatrical venues (i.e., airline flights and hotels), pay-per-view, cable and satellite, home video, network television, and syndicated television. International releases generally commence up to nine months following the initial North American release.

        Censorship and Ratings.    Movies are subject, both domestically and internationally, to review by censorship and rating boards that oversee the content of the movies distributed within their respective jurisdictional territories. MPAA reviews and rates movies distributed in the United States to provide the viewing audience a guide to the nature and maturity of the movie content. There are five rating levels, G for general audiences, PG for parental guidance suggested, PG-13 for parents strongly cautioned, R for restricted and NC-17 for no one 17 and under admitted. During 2001, of the movies rated by MPAA, 67% were rated R, 22% were rated PG-13, 7% were rated PG, and 4% were rated G.

        The rating received may limit the exhibition and marketing venues, especially those movies receiving the most restrictive NC-17 rating. Because of the viewing popularity and preference for R and PG-13 movies, if a movie receives a more restrictive rating than expected, the producer may elect to edit the movie's content to obtain the desired rating. These editing changes increase the production costs of the movie. If editing of the movie would adversely affect the movie's quality in the opinion of the producer, the received rating may be accepted. Furthermore, if an NC-17 rating is received, the producer may elect to release the movie on an "unrated" basis, rather than with the NC-17 rating that generally would significantly limit the exhibition and marketing venues of the movie.

        Movie Releases.    Distributors develop and follow various systematic release campaigns for movies, generally depending on the movie's content, targeted audience, potential box office performance, and the existing competitive environment at the time of release. The extent of a theatrical release will generally depend upon whether the distributor believes the movie will have a broad, mass appeal and significant audience interest has or will develop in advance of the release that would justify a wide theatrical release campaign (exhibition on more than 1,500 screens). Alternatively, the distributor may develop and utilize a limited release campaign to develop a gradual public awareness of the movie. This release approach is often used for movies that have a particular targeted audience appeal and once these movies have achieved some limited box office success, the movies the release may be expanded to a greater number of screens.

Movie Life Cycle

        Successful movies may continue to be exhibited in theaters for up to six months or longer following the initial release. Concurrent with their release in the United States, motion pictures are generally released in Canada and may also be released in one or more other foreign markets. After the initial theatrical release, distributors seek to maximize revenues by releasing movies in sequential release date windows that are generally exclusive against other non-theatrical distribution channels:

Typical Film Release Windows

Release Period	Months After Initial Release	Approximate Release Period (Months)
Theatrical	—	0-3
Home video/DVD	4-6	1-3
Pay-per-transaction (Pay-per-view and Video- on-demand)	6-9	3
Pay television (cable and satellite)	10-29	12-21
Network or basic cable	30-36	18-36
Syndication	48-70	3-15
Licensing and merchandising	Concurrent	Ongoing
All international releasing	Concurrent	Ongoing

        Within two years of their initial release, most movies generate the vast majority of their revenues and substantially all of their revenues within five years following their initial release. In those instances that a movie is believed to have sequel potential, merchandising or video game marketability, revenue generating life of the movie may extend over many years following initial release. It is difficult to predict the revenue potential of these type of movies and the actual revenue potential may be insubstantial.

        Additional revenues may be generated from the licensing of soundtrack releases (for public performances and sheet music publications), merchandise products related to the movie (video games, toys, posters, and apparel), sequels and television programming based on the movie, and book publications.

Distribution Costs

        Theatrical distributions costs are comprised of two principal elements, the cost of duplicating the movie (generally referred to as "print costs") and promoting and advertising costs (generally referred as "ad costs"). These combined costs are referred to as "print and ad costs." The print and ad cost of distribution depends upon the number of screens the movie will initially be exhibited, whether a wide or limited release. Advertising costs include promotion through theatrical trailers, ads (magazine and television), billboards, wedsites, press releases, film festivals, interviews, celebrity appearances and premieres. The promotion and advertising budget is typically correlated to the expected number of screens on which the movie will initially be exhibited. After initial release, the distributor may continue to advertise the movie as releases into additional distribution channels or media occurs.

        The distributor is typically responsible for the print and ad costs of a movie within the distributor's licensed territory. Typically, in addition to the up-front payment to the producer or production company, the distributor recovers these costs from movie revenue before the producer or production company receives a share of revenues. The distributor and producer generally agree on the minimum and maximum amounts of print and ad costs that the distributor is permitted to recover from movie revenue.

Revenue Sharing

        The revenue generated by a movie are shared at the various stages beginning at exhibition followed by distribution, production personnel (directors, writers, actors and other creative talent) and lastly the producer and production company.

  Theatrical Exhibitors—Theatrical exhibitors retain a portion of box office receipts from which the exhibitors operating costs are paid (a fixed amount per week) and a percent of receipts. The negotiated percent of receipts varies from movie to movie and depends in part upon box office performance of the distributor's or producer's prior releases. Generally the theatrical exhibitors retain 50% of box office receipts.

  Home Video Market—Distributors generally do not share revenues from the rental of movies, rather the distributor sells copies of the movies (video cassettes and DVDs) to the retailers for a fix amount. However, recently, with respect to certain movies, the retailers have entered into revenue sharing arrangements under which the retailer pays a smaller fixed amount for copies of the movies and the distributor receives a percent of the rental income. Regardless of the arrangement with retailers, the revenue generated in the home video market correlates to the movie's box office performance.

  Television—Network and syndication broadcast rights of movies are usually licensed only when the movies are highly successful at the box office. Pay-per-view and pay cable and satellite (premium movie channels) broadcast rights are typically licensed by distributors without regard to the success of the theatrical release or whether the movies were theatrically released.

  Releases directly to cable or video in most cases generate substantially reduced revenues and are avoided, unless the movie was produced on a very low budget.

Furthermore, movies are licensed for other forms of non-theatrical exhibition, including airlines, ships, military installations, prisons and hotels.

        The percentage of revenues from the various distribution channels varies each year. Although theatrical box office receipts have increased in recent years, the greatest revenue growth has been from the international, home video and pay television distribution channels. It has been reported that of the world-wide movie revenues generated by the independent distributors Dimension, USA Films, Miramax, Lions Gate, Sony Classics, Artisan and Fine Line in 2001, 26% was attributable to theatrical releases, 56% was attributable to home video releases and 18% was attributable to television releases.

        Distributor's Costs and Fees.    Typically from first revenues received by a distributor, by agreement with the production company, the distributor is entitled to

•
recover the costs of duplicating the movie and its advertising and promotion (subject to an agreed maximum amount),

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recover the up-front fee paid to the independent production company for the distribution rights, and

•
retain an agreed percent of the movie's revenue as a revenue-based distribution fee.

The revenue-based distribution fee is negotiated on a movie-by-movie basis and may vary significantly depending on a variety of factors, including the channels and markets in which the movie is to be released, the overall demand for the movie, and the track record of the producers, directors and acting talent associated with the movie. The revenue-based distribution fee may be up to 40% of revenue. Under some distribution arrangements, particularly distribution outside North America, the production company may only receive a fixed amount, in part payable up-front and the balance over the distribution period of the movie and forego any rights to receive a share of distribution revenue.

        Production Personnel Revenue Participation.    Often times the creative production personnel (directors, actors, etc.) may agree to participate in the financial success of a motion picture in lieu of or for a reduced up-front, fixed amount of compensation. This financial-success participation is through sharing of the revenues generated by the motion picture and received by the production company (i.e., net of exhibitor and distributor costs and fees), similar to a royalty. The right to receive a share of revenue by the creative production personnel is known as a "participation" and is determined through negotiations and varies from movie to movie and depends upon the particular creative talent of the person (whether the person is a director, actor, etc.). The participation by creative talent in motion picture revenue lessens the production company's financial exposure in the event the movie is not successful, but correspondingly reduces or dilutes the production company's share of revenues if the movie proves to be successful.

Home Video

        In its July 2002 Communications Industry Forecast, Veronis Suhler Stevenson, or VSS, a media merchant bank, estimated the size of the U.S. Home Video market to be $24.9 billion in 2002. According to VSS, from 1996 to 2001, this market grew at a compound annual growth rate of 5.8% and was projected to grow 10% in 2002. Growth in this sector has been supported by increased DVD penetration that reached 36.4% in 2002, up from 23.6% in 2001, according to the MPAA. Declining prices of DVD players, enhanced video and audio quality and special features such as deleted scenes, film commentaries and "behind the scenes" footage have helped increase the popularity of the DVD format, sparking increased home video rentals and sales in recent years.

Television Programming

        According to VSS's July 2002 Communications Industry Forecast, spending on filmed entertainment for television in the U.S. was projected to reach $22.1 billion in 2002, which would represent a 4.4% increase from 2001. VSS reported that from 1996 to 2001, spending on filmed entertainment for television grew at a compound rate of 7.2%, driven by increased spending by cable and satellite networks. Increased capacity for channels on upgraded digital cable systems and satellite television has precipitated the launch of numerous new networks seeking programming to compete with traditional broadcast networks.

International Markets

        Worldwide demand for North American filmed content has increased in recent years. According to the MPAA, international box office receipts in 2002 were a record $9.6 billion, a 20% increase from 2001. The ability to pre-sell international distribution rights for films produced by independent studios has played a key role in helping these studios finance the production of motion pictures.

Residual Ownership

        Distribution licenses of movies are generally for a specific number of years (10 or more years) and may be licensed in perpetuity. In most instances, movie ownership remains with the production company that employed the creative talent (writers, directors, producers, camera operators, editors, etc.) to produce the movies. Generally, pursuant to the agreements with the creative talent personnel, ownership of the movies produced belongs to the production company, although the creative talent personnel may have rights to share in the revenues of the movies as part of their employment arrangement with the production company.

        Movies or motion pictures are considered literary creations and, accordingly, are copyright protected for the of 95 years following publication or release in most cases, or for 120 years following creation if not published or released within 25 years after creation. The values or continuing revenue potentials of movies following distribution vary from movie to movie. Those movies that remain popular following distribution may be redistributed for exhibition in later years. Additionally, technology advancements and developments (much like the development of the DVD digital format) may create new distribution opportunities for licensing.

        Within the motion picture industry there are companies (primarily movie distributors and movie production companies) that build and maintain "film libraries." These libraries are built through proprietary production of the movies and acquisition of movies from production companies. If acquired, these companies generally acquire the copyrights and trademarks of the motion pictures. Sale of the copyrights and trademarks of a motion picture to a distribution company may be included as a part of a comprehensive licensing arrangement for initial distribution of the motion picture. Alternatively, the production company may retain ownership of the motion picture to hold for future sale or to build the production company's film library.

GrayMark Productions

        Motion Picture Production.    We anticipate primarily producing English language motion pictures intended for theatrical, video, pay-per-view, television (cable, satellite and network broadcast) that have production budgets of $1 million to $5 million. We take a disciplined approach to film production with the goal of producing films that can be distributed by third-party distributors in the theatrical and ancillary markets that include home video and pay and free television, both domestically and internationally. We have not previously produced a film. Our current plan is to produce up to three motion pictures annually.

        We commenced pre-production of the movie currently titled Out of the Blue, a low-budget motion picture project, in January 2004. The budgeted production and development costs of this project are in the range of $2 to $5 million. We anticipated that this motion picture project will require six months to complete through post-production and initial distribution and theatrical release will occur within 12 months. There is no assurance that this motion picture will be completed within the amount budgeted or and released as scheduled. Other than this production commitment, we do not have any commitments related to the production of a motion picture.

        Although we have not produced any motion pictures, our production team has developed a track record for producing large and modestly budgeted films with commercial success. We do not intend to employ screenplay writers or employ full-time pre-production creative personnel. We will only acquire film project that have developed screenplays and may already have production commitments from directors and other creative talent. These types of projects are known as "packaged film projects" within the motion picture industry.

        Our production staff reviews a significant number of "packaged film projects" each year, looking for script and material that will attract new as well as accomplished talent. We then actively develop and further package the film, including refinement of the script and recruiting talent that appeals to the film's target audience. Although no assurance can be provided, we believe that the established reputation of our management members will provide sufficient access to "packaged film projects" to met our annual production goals and strategies.

        The decision whether to "greenlight" or proceed with production of a film is a diligent process. Generally, each film project will be presented to our board of directors for consideration. In this presentation, our board

•
discusses the script for both artistic merit and commercial viability,

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considers the entire package, including the script, the talent that may be attached or pursued and the preliminary initial budget,

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discusses talent and story elements that could make the film more successful,

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estimates the projected revenues and the costs of marketing and distributing the film, and

•
decides whether the film is worth pursuing by balancing the risk of a production against its potential for financial success.

We will typically seek to mitigate the financial risk associated with film production by negotiating co-production agreements and pre-selling international distribution rights. In addition, we will attempt to minimize our production exposure by structuring deals with talent that provide for them to participate in the financial success of the motion picture (through sharing the revenue) in exchange for reducing up-front compensation or payments.

        Furthermore, we may become involved in the development, acquisition, and production of television projects in the movie-of-the-week and mini-series formats. However, we do not intend to pursue these types of projects in the near term.

        Distribution.    We anticipate that all distribution of our produced motion pictures will be through third-party distributors and that we will not directly engage in film distribution. We will engage in preliminary negotiations with distributors on a pre-production basis with the intent of determining the interest of distributors in distributing the particular film and its potential target audience appeal when released. The favorable or unfavorable reaction of the distributors to the film project may influence whether we proceed with production or elect not to acquire and participate in production of the particular film project. We expect to enter into distribution arrangements that require the distribution company to pay the expenses and costs of distribution, including print and ad costs.

        Our approach to acquiring packaged film projects will be to limit our financial exposure. The decision whether to acquire a film project will be made by our board of directors. The criteria considered by our board will include a film's expected critical reaction, marketability, and potential for commercial success, as well as the cost to acquire the picture and the ancillary market potential for the film after initial release.

        We expect to distribute our productions to the international marketplace on a territory-by-territory basis through third parties. Our productions will most often be pre-sold internationally to cover a significant portion of the production budget.

        Third-party distribution in the video rental market will most likely be through the major video rental outlets of Blockbuster, Inc., Hollywood Entertainment Corporation, Movie Gallery, Inc. and Rentrak Corporation and direct marketing will be through mass merchandisers, such as Costco Wholesale Corporation, Target Corporation, Best Buy Co. Inc., and others who buy large volumes of our videos and DVDs to sell directly to consumers.

Government Regulation

        Our operations are and will be subject to various federal, state and local requirements which affect businesses generally, such as taxes, postal regulations, labor laws, and environment and zoning regulations and ordinances.

Legal Proceedings

        From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We are not currently a party to any legal proceedings.

Employees

        As of the date of this Prospectus, we have four full-time employees. Our future performance depends in significant part upon the continued service of our key management personnel, and our continuing ability to attract and retain highly qualified and motivated personnel in all areas of our operations. Competition for such personnel is intense, and there can be no assurance that we can retain key employees or that we can attract, assimilate or retain other highly qualified personnel in the future.

        Our employees are not represented by a labor union. However, in connection with the production of our motion pictures, we will employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America, respectively, pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with the Writers Guild of America was successfully renegotiated and became effective as of May 2, 2001 for a term of three years. The collective bargaining agreements with the Screen Actors Guild and Directors Guild of America were each successfully renegotiated and became effective as of July 1, 2002 for a term of three years. Our productions may also employ members of a number of other unions, including the International Alliance of Theatrical and Stage Employees, and the Teamsters. A strike by one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt our ongoing production activities. A union related halt or delay, depending on the length of time, could cause a delay or interruption in our release of new motion pictures that could have a material adverse effect on our business, results of operations or financial condition.

Facilities

        Our corporate headquarters and offices are located at 101 North Robinson, Suite 920, Oklahoma City, Oklahoma. These office facilities consist approximately of 1,500 square feet and are occupied under a 12-month unwritten lease, requiring payment of utilities that are estimated not to exceed $500 per month. The costs of building-out and improving our offices was approximately $15,000 which we paid rather than Corporate Tower, LLC, our landlord. Roy T. Oliver, one of our greater than 5% shareholders and affiliates, controls Corporate Tower, LLC. Upon termination of this occupancy arrangement, we believe there is adequate office space and facilities available; however, the terms of occupancy, including the increased rental payments, will be substantially different than those under which our office space is currently occupied.

MANAGEMENT

Directors and Executive Officers

        Set forth below is certain information with respect to our executive officers and directors. Directors are generally elected at the annual shareholders' meeting and hold office until the next annual shareholders' meeting and until their successors are elected and qualify. Executive officers are elected by the Board of Directors and serve at its discretion. Our Bylaws provide that the Board of Directors shall consist of such number of members as the Board of Directors may from time to time determine by resolution or election, but not less than three and not more than nine. Our Board of Directors currently consists of five individuals.

Name	Age	Position with the Company
Harry G. "Gray" Frederickson, Jr	66	Chairman of the Board, Chief Executive Officer
John Simonelli	57	President and Chief Operating Officer
Mark R. Kidd	37	Chief Financial Officer and Secretary
Fred Roos	69	Director
George "Fritz" Kiersch	53	Director
Lewis B. Moon	38	Director
Stanton Nelson	32	Director

        The following is a brief description of the business background of our executive officers and directors:

        Harry G. "Gray" Frederickson, Jr. serves as our Chairman of the Board and Chief Executive Officer. Mr. Frederickson is a highly successful producer of major motion pictures. He produced three films on the American Film Institute's "100 Greatest Movies of All Time," won an Oscar as Co-Producer of The Godfather, Part II and an Academy Award Nomination as a Co-Producer of Apocalypse Now. He had a 20-year association with the Academy Award-winning director, Francis Ford Coppola, as a producer in Coppola's famed Zoetrope Studios. During that time, he also co-produced The Godfather Part III, and was associate producer on The Godfather. He has 20 other films to his credit that include such films as Little Fauss and Big Halsy with Robert Redford, The Good, The Bad, and The Ugly with Clint Eastwood, and Candy with Marlon Brando and Richard Burton. He has extensive contacts in the film industry, not only due to his production of films for Paramount, 20th Century Fox, Columbia, United Artists, and Warner Brothers, but also as Vice President in Charge of Feature Film Production at Lorimar. He also produced several pilots and series for television for Columbia, ABC, and Tri-Star/NBC. Mr. Frederickson is a member of the Academy of Motion Picture Arts and Sciences, The Academy of Television Art and Sciences, The Directors Guild of America, and the Screen Actors Guild, and a graduate of the University of Oklahoma.

        John Simonelli serves as our President and Chief Operating Officer. Mr. Simonelli is an independent business consultant who has extensive experience in the planning, development, and funding of emerging growth companies. He served as a director of Precis, Inc. from December 2000 until July 2001. Precis, Inc. is a publicly-held company primarily engaged in the providing of healthcare savings to the self-insured. From March 1994 until July 1999, Mr. Simonelli was employed by Laboratory Specialists of America, Inc. and served as Chairman of the Board, Chief Executive Officer and Secretary, and a Director until December 7, 1998. Laboratory Specialists of America, Inc. is engaged in forensic drug testing and was formerly publicly-held until acquired by The Kroll-O'Gara Company by merger.

        Mark R. Kidd serves as our Chief Financial Officer and Secretary. Mr. Kidd has over 15 years experience in finance and accounting. Mr. Kidd is also Chief Operations Officer of C&L Supply, Inc., a wholesale distribution company which serves customers in seven states. Mr. Kidd is also a co-owner of 36th Street Properties, LLC, a commercial real estate company and RandMark, LLC, a retail wireless company. Mr. Kidd served as Chief Financial Officer of Precis, Inc., a publicly-held company, from August 1999 until January 2002 and as a director of Precis, Inc. from January 2000 until February 2002. He also served as President, Chief Operating Officer, Secretary and a Director of Foresight, Inc. a wholly-owned subsidiary of Precis, Inc. from February 1999 until January 2002. Mr. Kidd served as President of Paceco Financial Services, Inc. from March 1998 until December 2000. From January 1997 until March 1998, he served as Senior Vice President and Chief Financial Officer of Republic Bank of Norman. From May 1988 through 1996, Mr. Kidd was employed by the public accounting firm of Arthur Andersen. Mr. Kidd is a Certified Public Accountant and holds a B.B.A. in accounting from Southern Methodist University.

        Fred Roos serves as one of our Directors. Mr. Roos is also a highly successful producer, who partnered with Gray Frederickson on several Francis Coppola films, including Godfather II, Godfather III, Apocalypse Now, One From The Heart, and The Outsiders. He also produced numerous other acclaimed films including The Conversation with Gene Hackman, Rumble Fish, Tucker: The Man and His Dreams with Jeff Bridges, Barfly, The Cotton Club, and The Black Stallion. He has a highly esteemed reputation, not only an important producer, but as one of the most notable casting directors and consultants in Hollywood. His films as casting director include Petulia (George C. Scott, Julie Christy), Five Easy Pieces (Jack Nicholson), American Graffiti (Richard Dreyfuss, Ron Howard, Harrison Ford), and The Godfather (Marlon Brando, Al Pacino, Robert Duvall, James Caan, and Diane Keaton.) His most recent films are The Virgin Suicides, directed by Sofia Coppola, with James Woods, Kathleen Turner and Danny DeVito, Town And Country, starring Warren Beatty, and The Son of The Black Stallion, for Disney, scheduled for the summer of 2003 on IMAX.

        George "Fritz" Kiersch serves as one of our directors. He has extensive experience in theatrical motion picture direction having worked in almost all film craft categories over the past 28 years with an emphasis on producing, directing and writing. From this variety of career strengths, in both creative and business practice, Mr. Kiersch has gained a thorough knowledge of all aspects of film planning, production and finish, developing strong leadership skills and professional depth. He directed the production of Children of the Corn, a modest budget 1984 release by New World Pictures based upon a Stephen King short story that was a significant commercial success. Mr. Kiersch has directed seven additional motion pictures studios and a television network including, Tuff Turf, a youth oriented action story starring James Spader and Robert Downey Jr., Shattered Image, a psychological thriller, starring Bo Derek and Jack Scalia, and a version of the classic, Gulliver's Travels for Hallmark Entertainment. In 1997, while simultaneously continuing to work in theatrical film, numerous short-term television pilots and episodic dramatic series productions, he joined the faculty of Theater of Arts, an Los Angles professional Theater School, and taught classes in acting technique and a course emphasizing the discipline of film mechanics and methods.

        In 2000 he accepted a full professorship as the inaugural Director of the Film and Video Studies Program at the Oklahoma City Community College, a curriculum focused on physical film production that has increased to 12 or 14 courses per semester with an enrollment of over 150 students and six adjunct instructors. Since 2001 he has co-chaired and developed the Oklahoma Cinema Studies Consortium that oversees cross registration among The University of Oklahoma, Oklahoma City University and Oklahoma City Community College that effectively established the largest film studies program in the mid-west by providing the greatest depth of course work, disciplines of specific study and the largest faculty. In addition, for the last two years Mr. Kiersch has served as the Executive Director of the Oklahoma Film Institute, a master workshop structured program.

        After receiving a BA in Economics in 1974 from Ohio Wesleyan University, Kiersch began a concentrated study of cinema and camera technique toward a Masters of Film Art at University of Southern California.

        Lewis B. Moon serves as one of our directors. As a partner in Lewann Ltd. beginning in 1999 Mr. Moon's responsibilities include management and daily oversight of investment capital hedge funds and new acquisitions of investment corporations and management of daily operations of oil and gas production including new exploration and drilling operations. Lewann Ltd. is a privately-held hedge fund management firm. During 1998 and 1999, he served as a territory manager (Texas, Oklahoma and Arkansas) of Beretta U.S.A. Corporation. During 1995 until joining Lewann Ltd., Mr. Moon was the General Manager of L&L Motors, Inc. /Moon Motors, L.L.C./Celestial Investments, L.L.C. In 1990 he graduated from Texas A&M University with a Bachelor of Science in Economics and received a Juris Doctorate in December 2003 from the Oklahoma City University School Law.

        Stanton Nelson serves as one of our directors. Mr. Nelson currently serves as Vice President of R.T. Oliver Investment Company. Mr. Nelson also serves as Chairman of Carrollton Broadcasting Company which operates a radio station in Dallas, Texas. In 2000, Mr. Nelson served as Director of State and Federal Affairs for the University of Oklahoma. From 1996 to 2000, Mr. Nelson served as President of Stephens Broadcasting which owned radio stations in Oklahoma. From 1992 to 1996, Mr. Nelson served as a staff member for United State Senator David Boren. Mr. Nelson has a B.B.A. in business management from the University of Oklahoma.

Director and Executive Officer Compensation

        We do not compensate directors for serving on our board or attending meetings of the board or any committee thereof. However, it is anticipated that stock options will granted to our directors on terms to be determined by our board. The following table sets forth the total cash compensation, paid or accrued, to the manager of GrayMark Productions, LLC and our chief executive officer during the years ended December 31, 2003, 2002 and 2001 who received compensation in excess of $100,000 during those years.

Summary Compensation Table

Annual Compensation(1)
Name and Principal Position
	Year	Salary(2)		Bonus(3)
Harry G. "Gray" Frederickson Chief Executive Officer of GrayMark Productions, L.L.C.	2003 2002 2001	$ $ $	100,000 100,000 20,999	$ $ $	— 5,471 —

(1)
Mr. Frederickson received additional non-cash compensation, perquisites and other personal benefits; however, the aggregate amount and value thereof did not exceed 10% of the total annual salary and bonus paid to and accrued for Mr. Frederickson during the year.
(2)
Dollar value of base salary (both cash and non-cash) earned during the year.
(3)
Dollar value of bonus (both cash and non-cash) earned during the year.

Employment Arrangements and Keyman Insurance

        We have an employment agreement with each of Messrs. Frederickson and Simonelli that expires on August 18, 2006 that provides, among other things, (i) Mr. Frederickson with an annual base salary of $100,000 and Mr. Simonelli an annual base salary of $60,000, (ii) bonuses at the discretion of the Board of Directors, (iii) eligibility for stock options under our stock option plan, (iv) health insurance benefits, and (v) benefits consistent with similar executive employment agreements. This agreement requires Mr. Frederickson to devote his full time and attention to our business and affairs, while Mr. Simonelli is required to devote the amount of time to perform the duties and responsibilities assigned to his position. The agreements also restrict the rights of Messrs. Frederickson and Simonelli to participate in other activities outside to the extent the activities conflict with the ability to perform his duties and that would violate his duty and loyalty to us.

        In August 2002, we obtained a term insurance policy covering the life of Mr. Frederickson in the face amount of $500,000. We are the sole named beneficiary of this policy. The annual premium on this policy is $4,446.

Equity Compensation Plans

        For the benefit of our employees, directors and consultants, we have adopted two stock option plans, the 2003 Stock Option Plan (the "Employee Plan") and the 2003 Non-Employee Stock Option Plan (the "Non-Employee Plan").

        The 2003 Employee Plan.    For the benefit of our employees, directors and consultants, we adopted the 2003 Employee Plan. This plan provides for the issuance of options intended to qualify as incentive stock options for federal income tax purposes to our employees and non-employees, including employees who also serve as our directors. Qualification of the grant of options under the plan as incentive stock options for federal income tax purposes is not a condition of the grant and failure to so qualify does not affect the ability to exercise the stock options. The number of shares of common stock authorized and reserved for issuance under the plan is 300,000. As of the date of this prospectus, we have not granted any stock options under this plan.

        Our board of directors administers and interprets this plan (unless delegated to a committee) and has authority to grant options to all eligible participants and determine the types of options granted, the terms, restrictions and conditions of the options at the time of grant.

        The exercise price of options may not be less than 85% of the fair market value of our common stock on the date of grant of the option and to qualify as an incentive stock option may not be less than the fair market value of common stock on the date of the grant of the incentive stock option. Upon the exercise of an option, the exercise price must be paid in full, in cash, in our common stock (at the fair market value thereof) or a combination thereof.

        Options qualifying as incentive stock options are exercisable only by an optionee during the period ending three months after the optionee ceases to be our employee, a director, or non-employee service provider. However, in the event of death or disability of the optionee, the incentive stock options are exercisable for one year following death or disability. In any event options may not be exercised beyond the expiration date of the options. Options may be granted to our key management employees, directors, key professional employees or key professional non-employee service providers, although options granted non-employee directors do not qualify as incentive stock options. No option may be granted after December 31, 2009. Options are not transferable except by will or by the laws of descent and distribution.

        All outstanding options granted under the plan will become fully vested and immediately exercisable if (i) within any 12-month period, we sell an amount of common stock that exceeds 50% of the number of shares of common stock outstanding immediately before the 12-month period or (ii) a "change of control" occurs. For purposes of the plan, a "change of control" is defined as the acquisition in a transaction or series of transactions by any person, entity or group (two or more persons acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring our securities) of beneficial ownership of 50% or more (or less than 50% as determined by a majority of our directors) of either the then outstanding shares of our common stock or the combined voting power of our then outstanding voting securities.

        The 2003 Non-Employee Stock Option Plan.    The Non-Employee Plan provides for the grant of stock options to our non-employee directors, consultants and other advisors. Our employees are not eligible to participate in the Non-Employee Plan. Under the provisions of this plan, the options do not qualify as incentive stock options for federal income tax purposes and accordingly will not qualify for the favorable tax consequences thereunder upon the grant and exercise of the Options. The total number of shares of common stock authorized and reserved for issuance upon exercise of Options granted under this plan will be 300,000.

        Our Board of Directors administers and interprets this plan and has authority to grant options to all eligible participants and determine the basis upon which the options are to be granted and the terms, restrictions and conditions of the options at the time of grant.

        Options granted under this plan are exercisable in such amounts, at such intervals and upon such terms as the option grant provides. The purchase price of the common stock under the option is determined by our board; however, the purchase price may not be less than the closing sale price of our common stock on the date of grant of the option. Upon the exercise of an option, the stock purchase price must be paid in full, in cash by check or in our common stock held by the option holder for more than six months or a combination of cash and common stock.

        Options granted under this plan may not under any circumstance be exercised after 10 years from the date of grant. No option under the Non-Employee Plan may be granted after July 30, 2008. Options are not transferable except by will, by the laws of descent and distribution, by gift or a domestic relations order to a "family member." Family member transfers include transfers to parents (and in-laws) to nieces and nephews (adopted or otherwise) as well as trusts, foundations and other entities principally for their benefit. This plan will terminate on July 30, 2008. As of the date of this prospectus, we have not granted any stock options under this plan.

Director Liability and Indemnification

        As permitted by the provisions of the Oklahoma General Corporation Act, our Certificate of Incorporation (the "Certificate") eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to us or our shareholders; (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 1053 of the Oklahoma General Corporation Act (relating to the declaration of dividends and purchase or redemption of shares in violation of the Oklahoma General Corporation Act); or (iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate liability of a director for violations of federal securities laws, nor do they limit our rights or the rights of our shareholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

        Our Bylaws provide that we will indemnify our directors and officers. Under such provisions, any director or officer, who in his or her capacity as an officer or director, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interest. The Bylaws further provide that this indemnification is not exclusive of any other rights that an officer or director may be entitled. Insofar as indemnification for liabilities arising under the Bylaws or otherwise may be permitted to our directors and officers, we have been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy and is, therefore, unenforceable.

Certain Legal Proceedings

        On September 28, 1990, the Securities and Exchange Commission (the "Commission") filed a civil action against John Simonelli, our President and Chief Operating Executive Officer, alleging violations of (i) Sections 13(d) and 16(a) (which require that officers, directors and certain shareholders file securities ownership reports with the Commission) and (ii) Section 10(b) and Rule 10b-6 (which, in general, proscribe affiliates of issuers from purchasing securities during a distribution) of or promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such alleged violations, which occurred at various times from February 1985 through September 1987, pertained to Mr. Simonelli's unreported purchases of securities of Unico, Inc., an issuer unrelated to us. On the same day, Mr. Simonelli, without admitting or denying any of the Commission's allegations, agreed to make restitution payment to Unico, Inc. and consented to a permanent injunction that enjoined Mr. Simonelli from violating the foregoing sections of and rules promulgated under the Exchange Act.

CERTAIN TRANSACTIONS

        The following described transactions and proposed transactions were or will be entered into with our executive officers and directors and 5% or greater shareholders. These transactions may or will continue in effect and may result in conflicts of interest between us and these individuals. Although our executive officers and directors have fiduciary duties to us and our shareholders, there can be no assurance that conflicts of interest will always be resolved in our favor or in favor of our shareholders.

        In connection with the incorporation-reorganization of GrayMark Productions, L.L.C., we issued 4,870,000 shares of our common stock to the members of GrayMark Productions, L.L.C. (these members included Harry G. "Gray" Frederickson, Jr., John Simonelli, Lewis B. Moon, Roy T. Oliver, Mark Stansberry and Mark R. Kidd) in exchange for their interests in GrayMark Productions, L.L.C. See "Security Ownership of Certain Beneficial Owners and Management."

        In December 2003, we entered into a 12-month unwritten lease with Corporate Tower, LLC which is controlled by Roy T. Oliver, one of our greater than 5% shareholders and affiliates for occupancy of our offices in Oklahoma City. Under this lease arrangement, we are required to pay the monthly costs of utilities and janitorial services attributable to the lease offices that are estimated not to exceed $500 per month. The costs of building-out and improving our offices was approximately $15,000 which we paid rather than Corporate Tower, LLC.

        On December 19, 2003, we entered into a one-year Consulting Agreement with E. Peter Hoffman, Jr., one of our greater than 5% shareholders, for the providing of business development services. For these services, we granted Mr. Hoffman stock options exercisable for the purchase of 100,000 shares of our common stock for $1.25 per share. These options are exercisable commencing on January 1, 2005 and expire on December 31, 2008. In accordance with our five-year registration obligation, we have included the common stock shares purchasable upon exercise of these stock options in the registration statement of which this prospectus is included.

        During 2002 and 2001, we paid Mark A. Stansberry and Harry G. "Gray" Frederickson, Jr. consulting and management fees totaling $38,650 and $105,471, respectively, and during 2001 we paid Mr. Frederickson consulting and management fees totaling $20,999. Messrs. Stansberry and Frederickson were members and served as managers of our wholly-owned subsidiary, GrayMark Productions, L.L.C.

        In March 2002, Messrs. Frederickson and Stansberry, members of GrayMark Productions, L.L.C., entered into an agreement to pay a third party $50,000 for services performed. This liability is only payable in the event GrayMark Productions, L.L.C. obtains funding for film projects from outside investors. Messrs. Frederickson and Stansberry have each represented that their intent was not to cause GrayMark Productions, L.L.C. to be liability for this obligation and each has agreed to indemnify us for any liability that may arise out of this agreement.

        We believe that the transactions described above were on terms no less favorable to us than could have been obtained with unrelated third parties. All material future transactions between us and our officers, directors and 5% or greater shareholders

•
will be on terms no less favorable than could be obtained from unrelated third parties and

•
must be approved by a majority of our disinterested-independent members of our board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents certain information regarding the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to give effect to this offering and exercise of the redeemable warrants, placement agent warrants and stock options, of (i) the only persons known by us to own beneficially more than 5% of our common stock and who are not selling common stock shares or redeemable warrants pursuant to this offering, (ii) each of our directors and executive officers (including those executive officers named in the Summary Compensation Table, see "Management—Director and Executive Officer Compensation") and (iv) all of our executive officers and directors as a group, together with their percentage holdings of the beneficially owned outstanding shares. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated, and there is no family relationship among our executive officers and directors. For purposes of the following table, the number of shares and percent of ownership of outstanding common stock that the named person beneficially owns includes common stock shares that the named person has the right to acquire within 60 days of the date of this prospectus (pursuant to exercise of stock options and warrants) and are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the number of shares beneficially owned and percent of outstanding common stock of any other named person.

		Percent of Outstanding Shares(1)(2)
Name (and Address) of Beneficial Owner	Shares Beneficially Owned(1)	Before Offering	After Offering
Harry G. "Gray" Frederickson, Jr.(3) 101 North Robinson, Suite 920 Oklahoma City, Oklahoma 73102	1,000,000	12.2%	8.5%
John Simonelli(4) 101 North Robinson, Suite 920 Oklahoma City, Oklahoma 73102	1,000,000	12.2%	8.5%
Roy T. Oliver. 101 N. Robinson, Ste. 900 Oklahoma City, Oklahoma 73102	1,000,000	12.2%	8.5%
Lewis B. Moon(5) 6345 Glenbrook Court Oklahoma City, Oklahoma 73118	1,000,000	12.2%	8.5%
Mark A. Stansberry 1105 Waterwood Parkway, Suite GP-2 Edmond, Oklahoma 73034	600,000	7.3%	5.1%
E. Peter Hoffman, Jr.(6) 6301 North Western Avenue, Suite 260 Oklahoma City, Oklahoma 73118	600,000	7.0%	—%
Mark R. Kidd(7)	50,000	*	*
Fred Roos(5)	—	—%	—%
George "Fritz" Kiersch(5)	—	—%	—%
Stanton Nelson(5)	—	—%	—%
Executive Officers and Directors as a group (seven individuals)	3,050,000	37.2%	26.0%

*
Less than 1%.

(1)
Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days are treated as outstanding for determining the amount and percentage of common stock owned by such person. To the Company's knowledge, each named person has sole voting and sole investment power with respect to the shares shown except as noted, subject to community property laws, where applicable.
(2)
Rounded to the nearest one-tenth of one percent, based upon 8,208,425 shares of common stock outstanding before this offering and 11,706,675 shares of Common Stock assuming exercise in full of the redeemable warrants, placement agent warrants and the stock option.
(3)
Mr. Frederickson is Chairman of our Board of Directors and our Chief Executive Officer.
(4)
Mr. Simonelli is our President and Chief Operating Officer.
(5)
The named person is one of our directors.
(6)
The number of shares and the percent includes 300,000 common stock shares purchasable pursuant to exercise of redeemable warrants. Mr. Hoffman is one of the Selling Securities Holders, and the common stock shares and redeemable warrants owned by Mr. Huffman are being offered pursuant to this offering.
(7)
Mr. Kidd is our Chief Financial Officer and Secretary.

SELLING SECURITY HOLDERS

        The following table presents certain information relating to the ownership of our common stock shares and redeemable warrants by the named persons that are selling common stock shares and redeemable warrants pursuant to this offering (the "Selling Security Holders"). During the past three years the Selling Security Holders, other than Viewtrade Financial and its assigns and E. Peter Hoffman, Jr., have not held any position or office with us and have not had any kind of material relationship with us other than as the holder of our common stock shares and the redeemable warrants set forth opposite their names.

        Viewtrade Financial served as the placement agent for our private placement of 2,955,000 shares of our common stock and redeemable warrants that was completed on December 19, 2003 and its named assigns assisted in the distribution of the private placement offering. For its services as placement agent, Viewtrade received the placement agent warrants, sales commissions of $295,500 and a non-accountable expense allowance of $88,650. In addition, Viewtrade Financial is currently serving as our financial advisor consultant pursuant to the Financial Advisory Agreement that will terminate in December 2004. For these consulting services, we issued 383,425 common stock shares to Viewtrade Financial, which are being offered for sale as well as the 443,250 common stock shares underlying the placement agent warrants pursuant to this offering.

        Also, E. Peter Hoffman, Jr., one of the Selling Securities Holders, currently serves as one of our business development consultants and for those services received stock options exercisable for the purchase of 100,000 of our common stock after December 31, 2004 and on or before December 31, 2008 for $1.25 per share.

        For purposes of the following table, the number of shares and percent of ownership of outstanding common stock that the named Selling Security Holder owns includes

•
common stock shares that the named Selling Security Holder has the right to acquire within 60 days of the date of this prospectus pursuant to exercise of stock options and warrants, including the common stock shares for which the redeemable warrants may be exercised, and

•
common stock shares that the named Selling Security Holder has the right to acquire pursuant to exercise of the placement agent warrants or stock options and offer for sale pursuant to this offering, and are deemed to be outstanding, but are not deemed to be outstanding for the purposes of computing the number of shares owned and percent of outstanding common stock of any other named person.

	Before the Offering		Securities Offered
					Securities Owned After the Offering
Name of Selling Security Holder	Common Stock Shares Owned(1)	Redeemable Warrants Owned(2)	Common Stock Shares Offered(1)	Redeemable Warrants Offered(2)
Alan H. Hulva Revocable Living Trust	20,000	10,000	20,000	10,000	—
Allen Solomon Revocable Trust	10,000	5,000	10,000	5,000	—
Alfred W. Amore	20,000	10,000	20,000	10,000	—
Alves Ribeiro	50,000	25,000	50,000	25,000	—
Federic Bauthier	200,000	100,000	200,000	100,000	—
Grenfal Beachler	70,000	35,000	70,000	35,000	—
Thomas K. Beard	100,000	50,000	100,000	50,000	—
Terry Bell	20,000	10,000	20,000	10,000	—
Billy E. Fowler Living Trust	200,000	100,000	200,000	100,000	—
Philip C. Bird	10,000	50,000	10,000	50,000	—
Dana P. Bowler	80,000	40,000	80,000	40,000	—
John H. and Milissa Brown	100,000	50,000	100,000	50,000	—
Dennis Brunner	50,000	25,000	50,000	25,000	—
Sean M. Callahan	10,000	5,000	10,000	5,000	—
Christopher P. Choma	50,000	25,000	50,000	25,000	—
Earl E. Coleman, Jr.	50,000	25,000	50,000	25,000	—
Earl Correa	20,000	10,000	20,000	10,000	—
James Craig, Jr.	30,000	15,000	30,000	15,000	—
Louis J. and Kathy J. Cristan	60,000	30,000	60,000	30,000	—
Howard F. Curd	25,000	12,500	25,000	12,500	—
Robert J. Dombrowski	20,000	10,000	20,000	10,000	—
Gregory M. Downes	40,000	20,000	40,000	20,000	—
Alan E. Ennis	20,000	10,000	20,000	10,000	—
Gerald Ferro	20,000	10,000	20,000	10,000	—
First Dallas Holdings Inc.	50,000	25,000	50,000	25,000	—
Five Points Partners, LLC	25,000	12,500	25,000	12,500	—
Judith Ann Floyd	50,000	25,000	50,000	25,000	—
Michael S. Fowler	200,000	100,000	200,000	100,000	—
Thomas J. Franco	40,000	20,000	40,000	20,000	—
Andrew F. Frost	20,000	10,000	20,000	10,000	—
Martin Garber, Jr.	50,000	25,000	50,000	25,000	—
Garmus Living Trust	10,000	5,000	10,000	5,000	—
Walt Garner	50,000	25,000	50,000	25,000	—
Regnald T. and Nancy Grzeskoviak	30,000	15,000	30,000	15,000	—
Ronald Hale	50,000	25,000	50,000	25,000	—
Charles T. Harris	50,000	25,000	50,000	25,000	—
E. Peter Hoffman, Jr.(3)	700,000	400,000	700,000	400,000	—
Larry Howell	10,000	5,000	10,000	5,000	—
Thomas E. Howell	20,000	10,000	20,000	10,000	—
Salvatore Iannuzzi	20,000	10,000	20,000	10,000	—
Ka Pri Associates	50,000	25,000	50,000	25,000	—
Scot A. Kane	297,000	148,500	297,000	148,500	—
James E. and Mary Jane Kelly	100,000	50,000	100,000	50,000	—
Rudolf R. Konegen	30,000	15,000	30,000	15,000	—

Chris Lamance	50,000	25,000	50,000	25,000	—
H.E. Lamance	50,000	25,000	50,000	25,000	—
Kathy Lamance	50,000	25,000	50,000	25,000	—
William M. Levin	20,000	10,000	20,000	10,000	—
Roger Lockhart	150,000	75,000	150,000	75,000	—
Rosa Maria Lukens	20,000	10,000	20,000	10,000	—
Jerry M. Maddux	20,000	10,000	20,000	10,000	—
George Manos	140,000	70,000	140,000	70,000	—
Maintin and Linda B. Mennes	100,000	50,000	100,000	50,000	—
Julie L. Michael	103,000	51,500	103,000	51,500	—
William J. and Teresa M. Moisant	20,000	10,000	20,000	10,000	—
Walter J. and Bonnie K. Morris	50,000	25,000	50,000	25,000	—
Daniel P. O'Halloran	10,000	5,000	10,000	5,000	—
Nathaniel Orme	20,000	10,000	20,000	10,000	—
Dennis I. Pak	20,000	10,000	20,000	10,000	—
R&D Lockhart CRUT	100,000	50,000	100,000	50,000	—
Kendle B. Rackley	50,000	25,000	50,000	25,000	—
George J. Records	20,000	10,000	20,000	10,000	—
Rosen & Eichner P.A.	60,000	30,000	60,000	30,000	—
Harry M. and Jacqueline H. Rosen	60,000	30,000	60,000	30,000	—
Ralph Rybacki	50,000	25,000	50,000	25,000	—
Paul R. Sanberg	10,000	5,000	10,000	5,000	—
Slab N-Vestments LP	20,000	10,000	20,000	10,000	—
Timothy Sledz	50,000	25,000	50,000	25,000	—
Hal W. Smith	50,000	25,000	50,000	25,000	—
John Smody	100,000	50,000	100,000	50,000	—
Shannon Squyres	10,000	5,000	10,000	5,000	—
Charles P. Strogen	200,000	100,000	200,000	100,000	—
SXJE, LLC	400,000	200,000	400,000	200,000	—
The Financial Staytion Inc.	50,000	25,000	50,000	25,000	—
Steven R. Thompson	50,000	25,000	50,000	25,000	—
Don L. Turner	30,000	15,000	30,000	15,000	—
Fred and Deley Vallen	50,000	25,000	50,000	25,000	—
Laurens Van Den Broek	50,000	25,000	50,000	25,000	—
Robert Vaughn	20,000	10,000	20,000	10,000	—
William K. Walker	150,000	75,000	150,000	75,000	—
Clark A. and Elizabeth Ward	50,000	25,000	50,000	25,000	—
Arch W. Watson, Sr.	50,000	25,000	50,000	25,000	—
Kent H. Webb	10,000	5,000	10,000	5,000	—
Brett Wimberley	100,000	50,000	100,000	50,000	—
Ronald H. Wise	50,000	25,000	50,000	25,000	—
Jim and Darlene Wolfinbarger	50,000	25,000	50,000	25,000	—
Worldwide Financial Marketing Inc.	5,000	2,500	5,000	2,500	—
Edward M. Wysocki, Jr.	25,000	12,500	25,000	12,500	—
Peter A. Yaskowitz	30,000	15,000	30,000	15,000	—
Viewtrade Financial(4)	13,824	—	13,824	—	—

Viewtrade Financial Assigns:
Sean Callahan(4)	41,537	—	41,537	—	—
Thomas Corona(4)	5,000	—	5,000	—	—
James St.Clair(4)	13,824	—	13,824	—	—
Robert Dombrowski(4)	13,824	—	13,824	—	—
John Green(4)	6,750	—	6,750	—	—
Roger Lockhart(4)	32,000	—	32,000	—	—
Claude Ware(4)	53,000	—	53,000	—	—
ROO, LLC(4)	41,475	—	41,475	—	—
Mark Ford(4)	188,016	—	188,016	—	—
Brian Herman(4)	396,025	—	396,025	—	—
Capital West Securities, Inc.(4)	24,000	—	24,000	—	—
Total	6,836,675	2,955,000	6,836,675	2,955,000	—

(1)
The number of common stock shares owned before the offering and the number of common stock shares offered for sale include the number of shares for which each redeemable warrant is exercisable. Each redeemable warrant is currently exercisable for the purchase of one common stock share. In lieu of exercising the redeemable warrants and then sell the common stock shares purchased pursuant to exercise, the Selling Securities Holders may elect to sell the redeemable warrants.
(2)
Each redeemable warrant is exercisable for the purchase of one common stock share on or before October 30, 2008. In lieu of selling the redeemable warrants, the Selling Securities Holders may elect to exercise the redeemable warrants and then sell the common stock shares purchased pursuant to exercise.
(3)
The number of common stock shares owned before the offering and the number of common stock shares offered for sale by Mr. Hoffman include 100,000 common stock shares purchasable by Mr. Hoffman pursuant exercise of stock options on or before December 31, 2008.
(4)
The number of common stock shares owned before the offering and the number of common stock shares offered for sale by the named Selling Securities Holder includes common stock shares purchasable by the named Selling Securities Holder pursuant exercise of the placement agent warrants on or before October 30, 2008.

DESCRIPTION OF SECURITIES

        Under our Certificate of Incorporation, we are authorized to issue up to 100,000,000 shares of capital stock, consisting of 90,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this prospectus, our issued and outstanding capital stock consists of 3,338,425 shares of common stock. Pursuant to this offering, we are offering 2,955,000 shares of our common stock and the Selling Securities Holders are offering 6,836,675 shares of our common stock, assuming the redeemable warrants (exercisable for the purchase of 2,955,000 common stock shares), placement agent warrants (exercisable for the purchase of 443,250 shares) and the stock options (exercisable for the purchase of 100,000 shares) are exercised in full.

        The following description of our common stock, redeemable warrants, preferred stock, placement agent warrants is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation, Bylaws, the Redeemable Warrant Agreement, and Placement Agent Warrant Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and will be provided by us upon request. See "Where You Can Find Additional Information."

Common Stock

        As holders of our outstanding common stock shares, your rights, privileges, disabilities and restrictions in general will be as follows:

•
the right to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;

•
the right to share ratably in all assets available for distribution to the common stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;

•
the right to one vote per share on matters submitted to a vote by our common stock shareholders;

•
no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and

•
no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.

In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (a majority of the outstanding common stock shares is present in person and by proxy) is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of our then outstanding preferred stock and entitled to vote with the holders of our common stock. Upon our issuance of the common stock offered by us pursuant to this offering, all of our outstanding common stock shares will be fully paid and non-assessable.

Redeemable Warrants

        The holder of each redeemable warrant is entitled, upon payment of the exercise price, to purchase one share of our common stock. The initial exercise price of the common stock share is $2.00 and will increase to $3.50 after the common stock has traded on the NASD OTC Bulletin Board for 18 consecutive months. Upon increase in the exercise price, we will provide the holders of the redeemable warrants appropriate and prompt notice of the adjusted exercise price.

        The number and kind of securities or other property for which the redeemable warrants are exercisable are subject to adjustments in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. Unless previously redeemed, the Redeemable Warrants are exercisable on or before October 30, 2008. A holder of redeemable warrants will only be able to exercise the warrants held in the event the shares of common stock for which the redeemable warrants are exercisable are qualified for sale or exemption from qualification under the applicable securities laws of the state in which the holder resides.

        We may redeem the redeemable warrants at any time on not less than 30 days' written notice, at a price of $0.10 each, after the closing price per share of the common stock, for a period of not less than 20 consecutive trading days, has been at or above $4.00 (or $7.00 following the increase in the exercise price of the redeemable warrants). Holders of redeemable warrants will automatically forfeit their rights to purchase the common stock shares pursuant to exercise of the redeemable warrants unless the redeemable warrants are exercised on or before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding redeemable warrants must be redeemed if any are redeemed. We will mail to the registered holders of the redeemable warrants the notice of redemption by first class mail, postage prepaid, more than 10 trading days prior to the date we select to exercise our redemption right. The notice of redemption will specify the redemption price, the date fixed for redemption, the place where the redeemable warrant certificates are to be delivered and the redemption price to be paid, and that the right to exercise the Redeemable Warrants will terminate at 5:00 p.m. New York City time on the business day immediately preceding the date fixed for redemption.

        The redeemable warrants may be exercised upon surrender of the certificate therefor on or prior to 5:00 p.m. New York City time on the expiration date of the redeemable warrants or, if the redeemable warrants are called for redemption, the business day prior to the redemption date, as explained above, at our offices or such other location that we may direct pursuant to notice with the subscription on the reverse side of the certificate completed and executed as indicated, accompanied by payment of the full exercise price for the number of redeemable warrants being exercised.

        The redeemable warrant agreement contains provisions that protect the warrant holders against dilution by adjustment of the number of common stock shares or other securities purchasable upon exercise in certain events, including stock dividends, stock splits, mergers, sale of substantially all of our assets, and for other extraordinary events.

        We are not required to issue fractional shares of common stock, and, in lieu thereof, will make a cash payment based upon the current market value of the common stock share. The holders of the redeemable warrants will not possess the rights that our shareholders have unless and until the holders exercise the redeemable warrants and then only as a holder of the common stock shares.

        The foregoing summary of the principal terms of the redeemable warrants does not purport to be complete. A copy of the Redeemable Warrant Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part and may be obtained from us upon request. See "Where You Can Find Additional Information."

Registration Rights

        We have agreed, at our expense, to register the common stock shares and redeemable warrants offered for sale pursuant to this offering under the 1933 Act and to obtain effectiveness of the registration on or before March 28, 2004. We have agreed to maintain the effectiveness of the registration, at our expense, for a seven-year period ending on December 19, 2010. In the event we fail timely to obtain effectiveness of the registration, we agreed to pay the Selling Security Holders that are offering common stock shares and redeemable warrants purchased pursuant to our private placement offering $44,325 ($0.015 per common stock share) for each 30-day period that the registration is not effective.

Preferred Stock

        Our authorized preferred stock may be issued from time to time in one or more series. Our board of directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. We believe that having this a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, our common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect

•
the voting power of the holders of our then outstanding common stock,

•
the likelihood that the holders will receive dividend payments and payments upon liquidation and

•
could have the effect of delaying or preventing a change in shareholder and management control.

Transfer and Warrant Agent and Registrar

        UMB Bank, N.A. is the registrar and transfer agent of our common stock and registrar and warrant agent of our redeemable warrants. The mailing address of UMB Bank, N.A. is Security Trust Division, 28 Grand Boulevard, 13th Floor, Kansas City, Missouri 64106.

Placement Agent Warrants

        In part for its services as placement agent in connection with our private placement offering that was completed in December 2003, we sold Viewtrade Financial for nominal consideration common stock purchase warrants (the "placement agent warrants") exercisable for the purchase of 443,250 common stock shares. The purchase price of the Common Stock shares upon exercise of the placement agent warrants is $1.10 per share. The placement agent warrants are exercisable on or before October 30, 2008. The placement agent warrants may not be sold, transferred, assigned, hypothecated or otherwise disposed of, in whole or in part, for one year ending on November 15, 2004, except

•
to the members of the selling group or officer or partner thereof, or

•
by will, or

•
by operation of law.

The number of shares purchasable under the placement agent warrants will be appropriately adjusted in the event of any merger, consolidation, recapitalization, reclassification, stock dividend, stock split or similar transaction.

        The placement agent warrants may be exercised using shares of our common stock to be received upon exercise for payment of the exercise price of the warrants. This type of exercise is referred to as a cashless exercise or net issuance exercise. This type of exercise has the effect of requiring us to issue shares of our common stock without a corresponding increase in capital. A net exercise of the placement agent warrants will have the same dilutive effect on our shareholders' interests as will a cash exercise. The placement agent warrants and the securities issuable upon their exercise may not be offered for sale except in compliance with the applicable provisions of federal securities laws.

        For the seven-year period ending on December 19, 2010, we have agreed to include the common stock underlying these warrants in any registration statement filed with the United States Securities and Exchange Commission at our expense. In accordance with this obligation, we have registered the common stock shares for which the placement agent warrants may be exercised and those shares are offered for sale pursuant to this offering after exercise of the placement agent warrants.

        The foregoing summary of the principal terms of the placement agent warrants does not purport to be complete. A copy of the Placement Agent Warrant has been filed as an exhibit to the registration statement of which this prospectus is a part and may be obtained from us upon request. See "Where You Can Find Additional Information."

Outstanding Stock Options

        We have outstanding stock options exercisable for the purchase of 100,000 shares of our common stock for $1.25 each. These options will become exercisable on January 1, 2005 and will expire on December 31, 2008 and are transferrable to the immediately family members of the holder or by will or operation of law. E. Peter Hoffman, Jr. owns these options and, our common stock shares purchasable upon exercise are included in this offering and the common stock shares offered for sale by Mr. Hoffman.

Shareholder Action

        Under our Bylaws, the affirmative vote of the holders of a majority of our outstanding shares of the Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to any act or action required of or by the holders of the Common Stock, except as otherwise provided by the Oklahoma General Corporation Act.

        Under the Oklahoma General Corporation Act, our shareholders may take actions without the holding of a meeting by written consent. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action. However, any time that we have 1,000 or more shareholders of record, any act or action required of or by the holders of our capital stock entitled to vote thereon may only be taken by unanimous affirmative written consent of the shareholders or a shareholder meeting.

Anti-Takeover Provisions

        Our Certificate of Incorporation and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging these proposals because, among other things, negotiation of the proposals might result in an improvement of their terms. The description below related to provisions of our Certificate of Incorporation is intended as a summary only and is qualified in its entirety by reference to our Certificate of Incorporation filed as an exhibit to the registration statement of which this Prospectus is a part. See "Where You Can Find Additional Information."

        Preferred Stock.    Our Certificate of Incorporation authorizes the issuance of the preferred stock in classes. Our board of directors is authorized to set and determine the voting rights, redemption rights, conversion rights and other rights relating to the class of preferred stock. In some circumstances, the preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which our board of directors opposes.

SHARES ELIGIBLE FOR FUTURE SALE

        We have 8,208,425 common stock shares outstanding, all of which were issued without prior registration under the Securities Act of 1933, as amended (the "1933 Act") or any state securities act, constitute "restricted securities" within the meaning of Rule 144 under the 1933 Act ("Rule 144"), and are not be freely tradable without registration under the 1933 Act or compliance with the applicable provisions of Rule 144. Pursuant to the registration statement of which this prospectus is included, we have registered 3,338,425 shares of our outstanding common stock shares (as well as the redeemable warrants, the 2,955,000 common stock shares purchasable pursuant to the redeemable warrants, the 443,250 purchasable pursuant to the placement agent warrants and the 100,000 common stock shares purchasable pursuant to the stock options,) to permit their sale by the Selling Securities Holders. The Selling Securities Holders are not obligated to sell these registered shares, but may elect to sell in their sole discretion. In the event

•
the redeemable warrants are exercised in full for the purchase of 2,955,000 common stock shares,

•
the placement agent warrants are exercised in full for the purchase of 443,250 common stock shares, and

•
the stock options are exercised in full for the purchase of 100,000 common stock shares,

these common stock shares may be sold without further registration or restriction.

        Our outstanding common stock shares that have not been registered, 4,870,000 shares, continue to be restricted and may not be freely tradable without registration under the 1933 Act or compliance with the applicable provisions of Rule 144.

        In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of securities (shares of common stock) that does not exceed the greater of (i) 1% of the then outstanding shares of the securities or (ii) the average weekly trading volume in the securities in the over-the-counter market during the four calendar weeks preceding the date on which notice of proposed sale is filed with the United States Securities and Exchange Commission, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied, and then only in the event we are subject to and current under the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, our affiliates (executive offices, directors and 10% or greater shareholders) must comply with the restrictions and requirements of Rule 144, other than the two-year holding period, in order to sell shares of common stock or redeemable warrants that are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned the restricted securities for at least two years may resell such securities without compliance with the foregoing requirements of Rule 144. In meeting the one-and two-year holding periods described above, a holder of restricted securities can include the holding period of a prior owner who was not an affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the issuer or an affiliate.

Lockup Agreements

        In order to induce Viewtrade Financial to serve as placement agent of our private placement offering, our officers, directors, and other shareholders on and as of September 29, 2003 (who owned 4,870,000 shares of our common stock) agreed not to sell, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of the common stock shares owned. These agreements also include any common stock shares acquired after September 19, 2003 through the exercise of any options, warrants or rights, split or other distribution of stock, or grant of options, rights or warrants with respect to any the common stock shares. These restrictions are for the two-year period (one-year period with respect to 1,000,000 common stock shares) commencing on first day that the closing price of the our common stock is electronically reported in the over-the-counter market. Viewtrade Financial and each shareholder may agree in the future to permit the sale of all or any portion of the common stock shares owned by the shareholder with or without further restriction under the lockup agreement.

        With respect to the common stock shares issued for the providing of financial advisor services and the common stock shares purchasable pursuant to exercise of the placement agent warrants, Viewtrade Financial similarly agreed not to to sell, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of the common stock shares for the two-year period commencing on first day that the closing price of the our common stock is electronically reported in the over-the-counter market. Viewtrade Financial (or its assigns) and we may agree in the future to permit the sale of all or any portion of the common stock shares owned by Viewtrade Financial (or its assigns) with or without further restriction under the lockup agreement.

        All certificates and other instruments evidencing their ownership of the common stock shares, directly or indirectly, subject to these restrictions are endorsed with the appropriate restrictive legends and stop transfer orders have been placed with our transfer agent covering the common stock shares.

PLAN OF DISTRIBUTION

        The common stock shares and warrants offered for sale may be sold by the Selling Securities Holders, or by their pledgees, donees, transferees or other successors in interest that receive the shares as a gift, distribution (from a trust, partnership, limited liability company or other entity) or other non-sale related transfer, from time to time in transactions in the over-the-counter market, negotiated transactions, or a combination of such methods of sale, at prices related to the prevailing market prices or negotiated prices. The Selling Securities Holders may effect such transactions by selling the shares or warrants to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securities Holder and/or the purchasers of the shares or warrant for whom the broker-dealers may act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        In order to comply with the securities laws of certain states, if applicable, the shares and warrants will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares or warrants may not be sold unless they have been registered or qualified for sale in the applicable state or in compliance with the available registration or qualification exemption.

        The Selling Securities Holders and any broker-dealers or agents that participate with the Selling Securities Holders in the distribution of the common stock shares or warrants may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the shares or warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the common stock shares or warrants may not simultaneously engage in market making activities with respect to our common stock and redeemable during the period beginning one or five business days prior to commencement of such distribution. In addition and without limiting the foregoing, each Selling Securities Holder will be subject to the applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Rule 102, which provisions may limit the timing of purchases and sales of the common stock shares and redeemable warrants by the Selling Securities Holder.

        We have agreed to bear all costs and expenses associated with this offering. These costs and expenses include all registration and filing fees, printing expenses, fees and disbursement of our counsel, stock and warrant transfer, and commissions and discounts, if any, associated with the sale of the common stock shares and warrants. We have agreed to indemnify the Selling Securities Holders against any costs or liabilities incurred by any of them because of the Selling Securities Holder's participation in this offering and our misstatement or omission to state a material fact. We are not obligated to indemnify the Selling Securities Holder if the cost or liability was due to the knowingly fraudulent, deliberately dishonest or willful misconduct of the Selling Securities Holder.

        The foregoing is a summary of the material terms of our agreements with the Selling Securities Holders. Each of these agreements is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find Additional Information."

        The holders of the common stock shares and redeemable warrants that are offered in this offering are under no obligation to sell all or any of those shares or warrants. The Selling Securities Holders are not restricted as to the prices at which they may sell their common stock shares or redeemable warrants and sales of these shares and warrants at less than market price may depress the market price of the common stock or redeemable warrants, in the event a market for the common stock shares and redeemable warrants develops.

LEGAL MATTERS

        The validity of issuance of the shares of the common stock offered hereby will be passed upon for us by our counsel, Dunn Swan & Cunningham, A Professional Corporation, of Oklahoma City, Oklahoma. Michael E. Dunn, a member of Dunn Swan & Cunningham, owns 20,000 shares of our common stock. The acquisition of these shares were unrelated to this offering.

EXPERTS

        The balance sheets as of December 31, 2002 and 2001, and the statements of operations and accumulated deficit, stockholders' equity and cash flows for each of the two years ended December 31, 2002 and 2001, included in this prospectus, have been included herein in reliance on the report of Evans, Gaither & Associates, PLLC, independent public accountants, given on authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form SB-2, of which this Prospectus constitutes a part, with the United States Securities and Exchange Commission (the "SEC") in Washington, D.C. under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information included in the registration statement and in the exhibits thereto. The statements contained in this prospectus as to the contents of any contract or other document referenced herein are not necessarily complete, and in each instance, if the contract or document was filed as an exhibit, reference is hereby made to the copy of the contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by the reference. The registration statement (including the exhibits thereto) may be inspected without charge at the following locations of the Securities and Exchange Commission:

Public Relations Room
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

New York Regional Office
233 Broadway
New York, New York 10279

Chicago Regional Office
500 West Madison Street, Suite 1400
Chicago, Illinois 60661

Copies of the registration statement and the exhibits and schedules thereto may be obtained from the SEC at these offices, upon payment of prescribed rates. In addition, the registration statements as filed with the SEC through its Electronic Data Gathering, Analysis and Retrieval (known as "EDGAR") system are publicly available through the SEC's site on the World Wide Web on the Internet, located at http://www.sec.gov. We will provide without charge to you, upon written or oral request, a copy of any information incorporated by reference in this prospectus (excluding exhibits to information incorporated by reference unless these exhibits are themselves specifically incorporated by reference).

        We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. Following completion of the offering, we will be subject to the informational reporting requirements of the Securities Exchange Act as a "small business issuer" as defined under Regulation S-B promulgated under the Securities Exchange Act. In accordance with the Securities Exchange Act, we will file reports and other information with the SEC, and these reports and other information can be inspected and copied at, and copies of these materials can be obtained at prescribed rates from, the Public Reference Section of the SEC in Washington, D.C. We will distribute to our shareholders annual reports containing financial statements audited by our independent public accountants and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

        Any requests for copies of information, reports or other filings with the SEC should be directed to GrayMark Productions, Inc. at 101 North Robinson, Suite 920, Oklahoma City, Oklahoma 73102, telephone: (405) 601-5300.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Public Accountants	F-2
Balance Sheets as of December 31, 2002 and 2001	F-3
Statements of Operations and Accumulated Deficit for the Years Ended December 31, 2002 and 2001 and from Inception (August 2001) to December 31, 2002	F-4
Statements of Members' Capital for the Years Ended December 31, 2002 and 2001	F-5
Statements of Cash Flows for the Years Ended December 31, 2002 and 2001 and from Inception (August 2001) to December 31, 2002	F-6
Notes to Financial Statements	F-7
Consolidated Balance Sheets as of September 30, 2003 and 2002 (Unaudited)	F-9
Consolidated Statements of Operations and Accumulated Deficit for the Nine Months Ended September 30, 2003 and 2002 and from Inception (August 2001) to September 30, 2003 (Unaudited)	F-10
Consolidated Statements of Stockholders' Equity from Inception (August 2001) to September 30, 2003 (Unaudited)	F-11
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2003 and 2002 and from Inception (August 2001) to September 30, 2003 (Unaudited)	F-12
Notes to Consolidated Financial Statements (Unaudited)	F-13

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
GrayMark Productions, LLC:

We have audited the accompanying balance sheets of GrayMark Productions, LLC (A Development Stage Enterprise) as of December 31, 2002 and 2001 and the related statements of operations and accumulated deficit, members' capital, and cash flows for the periods ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrayMark Productions, LLC (a Development Stage Enterprise) as of December 31, 2002 and 2001, and the results of its operations, accumulated deficit and its cash flows for the periods ended December 31, 2002 and 2001, in accordance with generally accepted accounting principles in the United States of America.

Evans, Gaither & Associates, PLLC

December 31, 2003
Edmond, Oklahoma

GRAYMARK PRODUCTIONS, L.L.C.
(a Development Stage Enterprise)

Balance Sheets

As of December 31, 2002 and 2001

	December 31,
	2001	2002
ASSETS
Cash and cash equivalents	$51,514	$174

Total assets	$51,514	$174

LIABILITIES AND MEMBERS' CAPITAL
Liabilities:
Accrued liabilities	$7,117	$—

Total liabilities	7,117	—

Members' Capital:
Members' paid-in capital	244,254	21,263
Accumulated deficit (during development stage)	(199,857)	(21,089)

Total members' capital	44,397	174

Total liabilities and members' capital	$51,514	$174

See Accompanying Notes to Financial Statements

GRAYMARK PRODUCTIONS, L.L.C.
(a Development Stage Enterprise)

Statements of Operations and Accumulated Deficit

			Inception (August 2001) to December 31, 2002
	December 31,
	2002	2001
Revenues	$—	$—	$—

Operating expenses:
Consulting and management fees	144,121	20,999	165,120
Travel and entertainment	25,360	—	25,360
Other	10,395	90	10,485

Operating loss	(179,876)	(21,089)	(200,965)

Other income:
Interest and other income	1,108	—	1,108

Net loss	$(178,768)	$(21,089)	$(199,857)

Net loss per share of common stock	$(0.04)	$—	$(0.04)

Weighted average number of common shares outstanding	4,870,000	4,870,000	4,870,000

See Accompanying Notes to Financial Statements

GRAYMARK PRODUCTIONS, L.L.C.
(a Development Stage Enterprise)

Statements of Members' Capital

	Members' Paid-in Capital	Accumulated Deficit
Balance, Inception (August 2001)	$—	$—
Members' contributions	21,263	—
Net loss	—	(21,089)

Balance, December 31, 2001	21,263	(21,089)
Members' contributions	222,991	—
Net loss	—	(178,768)

Balance, December 31, 2002	$244,254	$(199,857)

See Accompanying Notes to Financial Statements

GRAYMARK PRODUCTIONS, L.L.C.
(a Development Stage Enterprise)

Statements of Cash Flows

			Inception (August 2001) to December 31, 2002
	December 31,
	2002	2001
Operating activities:
Net loss	$(178,768)	$(21,089)	$(199,857)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in assets and liabilities—
Accrued liabilities	7,117	—	7,117

Net cash used by operating activities	(171,651)	(21,089)	(192,740)

Financing activities:
Members' contributions	222,991	21,263	244,254

Net cash provided by financing activities	222,991	21,263	244,254

Net change in cash and cash equivalents	51,340	174	51,514
Cash and cash equivalents at beginning of period	174	—	—

Cash and cash equivalents at end of period	$51,514	$174	$51,514

See Accompanying Notes to Financial Statements

GRAYMARK PRODUCTIONS, L.L.C.
(a Development Stage Enterprise)

Notes to Financial Statements

Note 1—Nature of Business

        GrayMark Productions, L.L.C. (the "Company") is a development stage company that was organized during 2001 in the state of Oklahoma. The Company is an independent producer and distributor of film entertainment content.

Note 2—Summary of Significant Accounting Policies

        Development stage operations—The Company has yet to generate any significant revenue from the sale and/or distribution of film entertainment content and has no assurance of future revenues from such sales and/or distribution. The Company plans to spend significant amounts on the production and distribution of its film projects.

        Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Cash and cash equivalents—Cash and cash equivalents consist primarily of cash on deposit or certificates of deposits purchased with original maturities of three months or less.

        Net loss per share—Net loss per share is calculated based on the weighted average number of common, and dilutive common equivalent shares outstanding. There were no material differences between primary and fully diluted earnings per share for the periods presented. The computation of net loss per share gives retroactive effect for all periods presented to reflect the 2003 incorporation-reorganization (discussed in Note 5).

        Concentration of credit risk—The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

        Fair value of financial instruments—The recorded amounts of cash and cash equivalents, other receivables, and accrued liabilities approximate fair value because of the short-term maturity of these items.

Note 3—Income Taxes

        Since the Company was operated as a limited liability company through August 2003, there was no current or deferred provision for income taxes for the years ended December 31, 2002 or 2001.

Note 4—Related Party Transactions

        During 2002 and 2001, the Company paid consulting and management fees totaling $144,121 and $20,999, respectively, to two Company members. In August 2002, the Company obtained a term life insurance policy on a member of the Company in the face amount of $500,000; the Company is the sole beneficiary. The annual premium on the policy is $4,446.

        In March 2002, two of the Company's members entered into an agreement with a third-party for the Company to pay the third party $50,000 for past services performed. This liability is only to be paid if the Company obtains funding for film projects from outside investors. The Company members' have represented that it was not their intent to contractually bind the Company to this liability and they have indemnified the Company for any liability that may arise out of this claim.

Note 5—Subsequent Events

        On August 18, 2003, the Company was acquired by GrayMark Productions, Inc. (which was formed on August 18, 2003) by exchanging 4,870,000 of GrayMark Productions, Inc. common stock shares for the ownership interests in the Company. The acquisition of was accounted for as an incorporation-reorganization. In conjunction with the incorporation-reorganization, $500,000 was contributed to the Company as additional members' capital.

        In December 2003, the Company concluded a private placement offering of common stock and redeemable warrants in units consisting of one common stock share and one redeemable warrant. The Company sold 2,955,000 common stock shares and redeemable warrants. The net proceeds of the private placement offering were approximately $2,525,000 ($0.85 per share) after deduction of approximately $430,000 in offering costs. The redeemable warrants are exercisable for the purchase of one share of common stock initially for $2.00 on or before October 30, 2008. The exercise price for the warrants increases after certain trading criteria is met by the Company. The placement agent of the offering received 383,425 shares of common stock for consulting services to be performed following the private placement. The underwriter will also receive warrants exercisable for the purchase of 443,250 common stock shares. The following table sets forth the unaudited pro forma capitalization of the Company as of September 30, 2003 after giving affect to the shares issued in conjunction with the private placement:

	September 30, 2003 (Unaudited)	As Adjusted
Stockholders' equity:
Common Stock, $0.0001 par value, 90,000,000 shares authorized; 4,870,000 shares issued and outstanding	$487	$821
Preferred Stock, $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Additional paid-in capital	854,179	3,762,673
Accumulated deficit	(324,208)	(324,208)

Total stockholders' equity
Total capitalization	$530,458	$3,439,286

        In December 2003, the Company entered into a one-year consulting agreement with one of the Company's greater than 5% shareholders, for the providing of business development services. For these services, the Company granted the shareholder stock options exercisable for the purchase of 100,000 shares of the Company's common stock for $1.25 per share. These options are exercisable commencing on January 1, 2005 and expire on December 31, 2008.

        In December 2003, the Company moved into offices in a building owned by an entity controlled by one of the Company's greater than 5% shareholders. The office space is occupied under a 12-month unwritten lease, requiring payment of utilities that are estimated not to exceed $500 per month. The Company incurred costs of approximately $15,000 in the building-out and improvement of the office space.

GRAYMARK PRODUCTIONS, INC.
(a Development Stage Enterprise)

Consolidated Balance Sheets
(Unaudited)

As of September 30, 2003 and 2002

	September 30,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$535,957	$104,220
Restricted cash	70,000	—

Total current assets	605,957	104,220

Deferred offering costs	45,448	—

Total assets	$651,405	$104,220

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accrued liabilities	$50,947	$8,723
Film advance payable	70,000	—

Total liabilities	120,947	8,723

Stockholders' equity:
Preferred stock, $.0001 par value, 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.0001 par value, 90,000,000 shares authorized, 4,870,000 shares issued and outstanding (no shares issued or outstanding as of September 30, 2002)	487	—
Additional paid-in capital	854,179	244,254
Accumulated deficit	(324,208)	(148,757)

Total stockholders' equity	530,458	95,497

Total liabilities and stockholders' capital	$651,405	$104,220

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK PRODUCTIONS, INC.
(a Development Stage Enterprise)

Consolidated Statements of Operations and Accumulated Deficit
(Unaudited)

	Nine Months Ended September 30,
			Inception (August 2001) to September 30, 2003
	2003	2002
Revenues	$13,806	$—	$13,806

Operating expenses:
Consulting and management fees	115,697	108,622	280,817
Travel and entertainment	11,242	11,410	36,602
Other	12,110	7,733	22,595

Total operating expenses	139,049	127,765	340,014

Operating loss	(125,243)	(127,765)	(326,208)

Other income:
Interest and other income	892	97	2,000

Net loss	$(124,351)	$(127,668)	$(324,208)

Net loss per share of common stock	$(0.03)	$(0.03)	$(0.07)

Weighted average number of common shares outstanding	4,870,000	4,870,000	4,870,000

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK PRODUCTIONS, INC.
(a Development Stage Enterprise)

Consolidated Statements of Stockholders' Equity
(Unaudited)

	Common Stock
			Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount
Balance, Inception (August 2001)	—	$—	$—	$—
Capital contributions	—	—	21,263	—
Net loss	—	—	—	(21,089)

Balance, December 31, 2001	—	—	21,263	(21,089)
Capital contributions	—	—	222,991	—
Net loss	—	—	—	(178,768)

Balance, December 31, 2002	—	—	244,254	(199,857)
Capital contributions	—	—	110,412	—
Issuance of stock in incorporation-reorganization	4,870,000	487	499,513	—
Net loss	—	—	—	(124,351)

Balance, September 30, 2003	4,870,000	$487	$854,179	$(324,208)

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK PRODUCTIONS, INC.
(a Development Stage Enterprise)

Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended September 30,		Inception (August 2001) to September 30, 2003
	2002	2003
Operating activities:
Net loss	$(124,351)	$(127,668)	$(324,208)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in assets and liabilities—
Restricted cash	(70,000)	—	(70,000)
Deferred offering costs	(45,448)	—	(45,448)
Accrued liabilities	43,830	8,723	50,947
Film advance payable	70,000	—	70,000

Net cash provided (used) by operating activities	(125,969)	(118,945)	(318,709)

Financing activities:
Capital contributions	110,412	222,991	354,666
Sale of stock	500,000	—	500,000

Net cash provided by financing activities	610,412	222,991	854,666

Net change in cash and cash equivalents	484,443	104,046	535,957
Cash and cash equivalents at beginning of period	51,514	174	—

Cash and cash equivalents at end of period	$535,957	$104,220	$535,957

See Accompanying Notes to Consolidated Financial Statements

GRAYMARK PRODUCTIONS, INC.
(a Development Stage Enterprise)

Notes to Consolidated Financial Statements
(Unaudited)

Note 1—Nature of Business

        GrayMark Productions, Inc. (the "Company") is a development stage company. The Company is an independent producer and distributor of film entertainment content.

Note 2—Summary of Significant Accounting Policies

        Interim Financial Information—The accompanying financial statements are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position at such dates and of the operations and cash flows for the periods then ended.

        Development stage operations—The Company has yet to generate any significant revenue from the sale and/or distribution of film entertainment content and has no assurance of future revenues from such sales and/or distribution. The Company plans to spend significant amounts on the production and distribution of its film projects.

        Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Cash and cash equivalents—Cash and cash equivalents consist primarily of cash on deposit or certificates of deposits purchased with original maturities of three months or less.

        Net loss per share—Net loss per share is calculated based on the weighted average number of common, and dilutive common equivalent shares outstanding. There were no material differences between primary and fully diluted earnings per share for the periods presented. The computation of net loss per share gives retroactive effect for all periods presented to reflect the 2003 incorporation-reorganization (discussed in Note 4).

        Concentration of credit risk—The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

        Fair value of financial instruments—The recorded amounts of cash and cash equivalents and accrued liabilities approximate fair value because of the short-term maturity of these items.

        Revenue recognition—The Company recognizes revenues from motion pictures that are distributed through theaters when the films are exhibited. The Company recognizes revenue from video sales on the date that video units are made widely available for sale by retailers. Revenues from the licensing of motion pictures are recorded when the films are available for telecasting by the licensee and when certain other criteria are met. The Company has not recognized any revenue from motion pictures to date.

Note 3—Deferred Offering Costs

        During the nine months ended September 30, 2003, the Company incurred approximately $45,000 in costs associated with the sale of stock (see Note 4). These offering costs will be recorded as a reduction to paid-in capital as of the closing of the sale of stock.

Note 4—Capital Structure

        Pursuant to its Certificate of Incorporation, the Company is authorized to issue up to 100,000,000 shares of capital stock, consisting of 90,000,000 shares of Common Stock, $.0001 par value per share (the "Common Stock"), and 10,000,000 shares of preferred stock, $.0001 par value per share (the "Preferred Stock").

        Common Stock—The Company was operated historically (from approximately August 2001 to August 2003) as a limited liability company (the "LLC"). Effective August 18, 2003, the entire business of the LLC was acquired by the Company by the issuing 4,870,000 shares of common stock to the members of the LLC. The purchase was accounted for as an incorporation-reorganization.

        In December 2003, the Company concluded a private placement offering of common stock and redeemable warrants in units consisting of one common stock share and one redeemable warrant. The Company sold 2,955,000 common stock shares and redeemable warrants. The net proceeds of the private placement offering were approximately $2,525,000 ($0.85 per share) after deduction of approximately $430,000 in offering costs. The redeemable warrants are exercisable for the purchase of one share of common stock initially for $2.00 on or before October 30, 2008. The exercise price for the warrants increases after certain trading criteria is met by the Company. The placement agent of the offering received 383,425 shares of common stock for consulting services to be performed following the private placement. The underwriter will also receive warrants exercisable for the purchase of 443,250 common stock shares. The following table sets forth the unaudited pro forma capitalization of the Company as of September 30, 2003 after giving affect to the shares issued in conjunction with the private placement:

	September 30, 2003 (Unaudited)	As Adjusted
Stockholders' equity:
Common Stock, $0.0001 par value, 90,000,000 shares authorized; 4,870,000 shares issued and outstanding	$487	$821
Preferred Stock, $0.0001 par value, 10,000,000 authorized; no shares issued and outstanding	—	—
Additional paid-in capital	854,179	3,762,673
Accumulated deficit	(324,208)	(324,208)

Total stockholders' equity
Total capitalization	$530,458	$3,439,286

Note 5—Income Taxes

        Because the Company was operated as a limited liability company through August 17, 2003, there was no current or deferred provision for income taxes recorded before that time. Beginning on August 18, 2003, the Company generated a net operating loss benefit of approximately $3,000 that was offset by a valuation allowance of approximately $3,000.

Note 6—Contingencies

        In March 2002, two of the Company's members entered into an agreement with a third-party for the Company to pay the third party $50,000 for past services performed. This liability is only to be paid if the Company obtains funding for film projects from outside investors. The Company members' have represented that it was not their intent to contractually bind the Company to this liability and they have indemnified the Company for any liability that may arise out of this claim.

Note 7—Related Party Transactions

        During the nine months ended September 30, 2003 and 2002, the Company paid consulting and management fees totaling approximately $116,000 and $109,000, respectively, to two Company shareholders.

Note 8—Key-Man Life Insurance

        In August 2002, the Company obtained a term life insurance policy on a member of the Company in the face amount of $500,000. The annual premium on the policy is $4,446.

        In December 2003, the Company entered into a one-year consulting agreement with one of the Company's greater than 5% shareholders, for the providing of business development services. For these services, the Company granted the shareholder stock options exercisable for the purchase of 100,000 shares of the Company's common stock for $1.25 per share. These options are exercisable commencing on January 1, 2005 and expire on December 31, 2008.

Note 9—Subsequent Events

        In December 2003, the Company moved into offices in a building owned by an entity controlled by one of the Company's greater than 5% shareholders. The office space is occupied under a 12-month unwritten lease, requiring payment of utilities that are estimated not to exceed $500 per month. The Company incurred costs of approximately $15,000 in the building-out and improvement of the office space.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in those jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                        , 2004 (25 days after commencement of the offering), all dealers effecting transactions in our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

6,836,675

Shares of Common Stock

2,955,000

Redeemable Warrants

PROSPECTUS

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

        Section 1031 of the Oklahoma General Corporation Act permits (and Registrant's Certificate of Incorporation and Bylaws, which are incorporated by reference herein, authorize) indemnification of directors and officers of Registrant and officers and directors of another corporation, partnership, joint venture, trust or other enterprise who serve at the request of Registrant, against expenses, including attorneys fees, judgments, fines and amount paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of Registrant or at the request of Registrant, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Registrant may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that an officer or director is successful on the merits or otherwise in defense on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.

        The circumstances under which indemnification is granted with an action brought on behalf of Registrant are generally the same as those set forth above; however, expenses incurred by an officer or a director in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such officer or director is not entitled to indemnification by Registrant.

        These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933, as amended (the "Act"), in which case such provision is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

S.E.C. Registration Fees	$1,158
N.A.S.D. Filing Fees	—
*State Securities Laws Filing Fees	5,000
*Printing and Engraving	10,000
*Legal Fees	15,000
*Accounting Fees and Expenses	5,000
*Transfer Agent's Fees and Costs of Certificates	2,000
*Miscellaneous	1,000

Total	$39,158

*
Estimated

Item 26. Recent Sales of Unregistered Securities.

        Registrant has sold and issued the securities described below pursuant to and in accordance with Regulation D under the Securities Act of 1933, as amended (the "Act") within the past three years that were not registered under the Act:

        Until August 17, 2003, registrant operated as a limited liability company, GrayMark Productions, L.L.C. that was formed in August 2001. Effective August 18, 2003, pursuant to an incorporation-reorganization, registrant exchanged 4,870,000 of its common stock shares for the ownership interests in GrayMark Productions, L.L.C. that became our wholly-owned subsidiary without payment of any commissions or discounts.

        On December 19, 2003, registrant completed its private placement offering of 2,955,000 of its common stock shares and 2,955,000 of its redeemable warrants in units consisting of one common stock share and one redeemable warrant and received $1.00 per unit and total cash proceeds of $2,955,000. In connection with this offering, Viewtrade Financial served as placement agent and received sales commissions of $295,500 (10%) and a non-accountable expense allowance of $88,650. The estimated net proceeds of this offering are $2,525,000 and aggregate offering costs of $430,000 paid from proceeds. In addition, Viewtrade Financial was sold the placement agent warrants for a nominal amount ($10) and are exercisable for the purchase of 443,250 common stock shares for $1.10 each. For its consulting services to be provided during the year ending December 19, 2004, Viewtrade Financial was issued 383,425 common stock shares. The purchasers or holders of the securities sold in connection with the private placement offering are the Selling Securities Holders, each of whom is identified in the prospectus.

        Registrant relied on Rule 506 of Regulation D and 4(2) of the Act for exemption from the registration requirements of the Act. Each purchaser of registrant's common stock shares, redeemable warrants, placement agent warrants and stock options was furnished information concerning the operations of registrant, and each had the opportunity to verify the information supplied. Additionally, registrant obtained a signed representation from each of the purchasers in connection with the offering of registrant's common stock shares, redeemable warrants, placement agent warrants and stock options of his, her or its intent to acquire such securities for the purpose of investment only, and not with a view toward the subsequent distribution thereof, and the qualification of each as an "accredited investor" as defined in Rule 501 and Section 4(6) of the Act; each of the certificates or other evidence representing the securities sold carries a legend restricting transfer of the securities represented thereby, and registrant issued stop transfer instructions to UMB Bank, N.A., the transfer and warrant agent and registrar of registrant's common stock and redeemable warrants, with respect to all certificates representing the common stock and redeemable warrants of registrant held by the Selling Securities Holders, each of whom is identified in the prospectus.

Item 27. Exhibits and Financial Statement Schedules

Exhibit No.
3.1	Registrant's Certificate of Incorporation.
3.2	Registrant's Bylaws.
4.1	Form of Certificate of Common Stock of Registrant.
4.2	Placement Agent Agreement between Viewtrade Financial and Registrant.
4.3	Placement Agent Warrant Agreement between Viewtrade Financial and Registrant and form of Placement Agent Warrant Certificate.
4.4	Redeemable Warrant Agreement between UMB Bank, N.A. and Registrant.

4.5	Form of Redeemable Warrant Certificate.
4.6	Financial Advisor Agreement between Viewtrade Financial and Registrant.
4.7	Stock Option Agreement between E. Peter Hoffman, Jr. and Registrant included in Exhibit 10.8 as Exhibit A.
5.1	Opinion of Dunn Swan & Cunningham, A Professional Corporation, counsel to Registrant, regarding legality of the securities covered by this Registration Statement.
10.1	Exchange Agreement amongst Gray Frederickson, Lewann, Ltd., Roy Oliver, John Simonelli, Mark A. Stansberry, Larry E. Howell, Mark R. Kidd, Michael E. Dunn and Registrant.
10.2	Letter agreement amongst Gray Frederickson, Mark A. Stansberry and Registrant dated August 27, 2003.
10.3	Employment Agreement between Gray Frederickson and Registrant.
10.4	Employment Agreement between John Simonelli and Registrant.
10.5	GrayMark Productions, Inc. 2003 Stock Option Plan.
10.6	GrayMark Productions, Inc. 2003 Non-Employee Stock Option Plan.
10.7	Investor Agreement amongst A & A Productions, LLC, Frozen Television, Inc. and Registrant.
10.8	Consulting Agreement between E. Peter Hoffman, Jr. and Registrant.
10.9
Form of Lock-up Letter Agreement entered into by Harry G. "Gray" Frederickson, Jr. (covering 1,000,000 common stock shares for 24 months), John Simonelli (covering 1,000,000 common stock shares for 24 months), Mark R. Kidd (covering 50,000 common stock shares for 24 months), Mark A. Stansberry (covering 600,000 common stock shares for 24 months), Luann, Ltd.(covering 1,000,000 common stock shares for 24 months), Roy T. Oliver (covering 1,000,000 common stock shares for 12 months), and Michael E. Dunn (covering 20,000 common stock shares for 24 months) with Viewtrade Financial.
21	Subsidiaries of Registrant.
23.1	Consent of Independent Public Accountants.
23.2	Consent of Counsel is included in Opinion of Counsel, Exhibit 5.1 hereto.
24	Power of Attorney included in the signature page.

*
Previously furnished.

**
To be furnished by amendment.

Item 28. Undertakings

        (a)   Rule 415 Offering.

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

            (i)    Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

            (iii)  Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information.

          (2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the end of the offering.

        (e)   Request for acceleration of effective date.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

        In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (f)    Reliance on Rule 430A.

        Registrant hereby undertakes that it will (i) for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as a part of this Registration Statement as of the time the Commission declared it effective, and (ii) for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned in the City of Oklahoma City, State of Oklahoma, on the 9th day of January, 2004.

GRAYMARK PRODUCTIONS, INC. (Registrant)
By:	/s/ HARRY G. FREDERICKSON, JR. Harry G. Frederickson, Jr., Chief Executive Officer (Registrant's Principal Executive Officer)
By:	/s/ MARK R. KIDD Mark R. Kidd, Chief Financial Officer and Secretary (Registrant's Principal Accounting Officer)

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below (the "undersigned") constitutes and appoints John Simonelli or Harry G. Frederickson, Jr., the undersigned's true and lawful attorney-in-fact and agent, with all power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto same attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ HARRY G. FREDERICKSON, Jr. Harry G. Frederickson, Jr.	Chairman of the Board and Chief Executive Officer	January 9, 2004
/s/ MARK R. KIDD Mark R. Kidd	Chief Financial Officer and Secretary	January 9, 2004
/s/ LEWIS B. MOON Lewis B. Moon	Director	January 9, 2004
/s/ FRED ROOS Fred Roos	Director	January 9, 2004
/s/ GEORGE KIERSCH George Kiersch	Director	January 9, 2004
/s/ STANTON NELSON Stanton Nelson	Director	January 9, 2004

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Sequentially Numbered Page
3.1	Registrant's Certificate of Incorporation	65
3.2	Registrant's Bylaws	69
4.1	Form of Certificate of Common Stock of Registrant	96
4.2	Placement Agent Agreement between Viewtrade Financial and Registrant	98
4.3	Placement Agent Warrant Agreement between Viewtrade Financial and Registrant and form of Placement Agent Warrant Certificate	103
4.4	Redeemable Warrant Agreement between UMB Bank, N.A. and Registrant	119
4.5	Form of Redeemable Warrant Certificate	130
4.6	Financial Advisor Agreement between Viewtrade Financial and Registrant	134
4.7	Stock Option Agreement between E. Peter Hoffman, Jr. and Registrant included in Exhibit 10.8 as Exhibit A
5.1	Opinion of Counsel	140
10.1	Exchange Agreement amongst Gray Frederickson, Lewann, Ltd., Roy Oliver, John Simonelli, Mark A. Stansberry, Larry E. Howell, Mark R. Kidd, Michael E. Dunn and Registrant	142
10.2	Letter agreement amongst Gray Frederickson, Mark A. Stansberry and Registrant dated August 27, 2003	148
10.3	Employment Agreement between Gray Frederickson and Registrant	149
10.4	Employment Agreement between John Simonelli and Registrant	152
10.5	GrayMark Productions, Inc. 2003 Stock Option Plan	155
10.6	GrayMark Productions, Inc. 2003 Non-Employee Stock Option Plan	164
10.7	Investor Agreement amongst A & A Productions, LLC, Frozen Television, Inc. and Registrant	169
10.8	Consulting Agreement between E. Peter Hoffman, Jr. and Registrant	176
10.9	Form of Lock-up Letter Agreement entered into by Harry G. "Gray" Frederickson, Jr. (covering 1,000,000 common stock shares for 24 months), John Simonelli (covering 1,000,000 common stock shares for 24 months), Mark R. Kidd (covering 50,000 common stock shares for 24 months), Mark A. Stansberry (covering 600,000 common stock shares for 24 months), Luann, Ltd.(covering 1,000,000 common stock shares for 24 months), Roy T. Oliver (covering 1,000,000 common stock shares for 12 months), and Michael E. Dunn (covering 20,000 common stock shares for 24 months) with Viewtrade Financial	187
21	Subsidiaries of Registrant	188
23.1	Consent of Independent Public Accountants	189
23.2	Consent of Counsel is included in Opinion of Counsel, Exhibit 5.1 hereto
24	Power of Attorney included in the signature page

*
Previously furnished.

**
To be furnished by amendment

QuickLinks

  PROSPECTUS
PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
MANAGEMENT'S PLAN OF OPERATION
BUSINESS
Typical Film Release Windows
MANAGEMENT
Summary Compensation Table
CERTAIN TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SELLING SECURITY HOLDERS
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
GRAYMARK PRODUCTIONS, L.L.C. (a Development Stage Enterprise) Balance Sheets As of December 31, 2002 and 2001
GRAYMARK PRODUCTIONS, L.L.C. (a Development Stage Enterprise) Statements of Operations and Accumulated Deficit
GRAYMARK PRODUCTIONS, L.L.C. (a Development Stage Enterprise) Statements of Members' Capital
GRAYMARK PRODUCTIONS, L.L.C. (a Development Stage Enterprise) Statements of Cash Flows
GRAYMARK PRODUCTIONS, L.L.C. (a Development Stage Enterprise) Notes to Financial Statements
  Note 1—Nature of Business
  Note 2—Summary of Significant Accounting Policies
  Note 3—Income Taxes
  Note 4—Related Party Transactions
  Note 5—Subsequent Events
GRAYMARK PRODUCTIONS, INC. (a Development Stage Enterprise)
Consolidated Balance Sheets (Unaudited) As of September 30, 2003 and 2002
GRAYMARK PRODUCTIONS, INC. (a Development Stage Enterprise) Consolidated Statements of Operations and Accumulated Deficit (Unaudited)
GRAYMARK PRODUCTIONS, INC. (a Development Stage Enterprise) Consolidated Statements of Stockholders' Equity (Unaudited)
GRAYMARK PRODUCTIONS, INC. (a Development Stage Enterprise) Consolidated Statements of Cash Flows (Unaudited)
GRAYMARK PRODUCTIONS, INC. (a Development Stage Enterprise) Notes to Consolidated Financial Statements (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 24. Indemnification of Directors and Officers
  Item 25. Other Expenses of Issuance and Distribution
  Item 26. Recent Sales of Unregistered Securities.
  Item 27. Exhibits and Financial Statement Schedules
  Item 28. Undertakings
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS